Exhibit 99.2
UNITHOLDERS’ QUARTERLY REPORT
Three Months Ended March 31, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
May 9, 2007
Basis of Presentation
The consolidated financial results include those of Extendicare Real Estate Investment Trust and its subsidiaries. References to “Extendicare REIT” or the “REIT” in this report means Extendicare Real Estate Investment Trust alone or together with its subsidiaries, as the context requires. The REIT entity is not itself a provider of services or products.
Extendicare REIT is the successor in interest to Extendicare Inc. (“Extendicare” or the “Company”) resulting from the conversion of Extendicare to a real estate investment trust on November 10, 2006 pursuant to a plan of arrangement (the “Arrangement”). Extendicare REIT is an unincorporated, open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to a deed of trust, dated September 11, 2006, as amended and restated on October 28, 2006 (the “Deed of Trust”). Extendicare REIT trades on the Toronto Stock Exchange (TSX) under the symbol “EXE.UN”. The conversion has been accounted for as a continuity of interest, and, accordingly, the consolidated financial statements of the REIT reflect the consolidated financial position, results of operations and cash flows as if the REIT had always carried on the business formerly carried on by Extendicare. Commencing with the year ended December 31, 2006, comparative information for the REIT relating to periods prior to the conversion is that of its predecessor, Extendicare Inc.
The Arrangement included the distribution of Assisted Living Concepts, Inc. (ALC) to Extendicare’s shareholders. As a result the financial results for 2006 and prior periods, reflect ALC as a discontinued operation. As well, Extendicare conducted a number of pre-Arrangement transactions to position itself for the Arrangement. References to the “Reorganization” in this document are to the Arrangement completed on November 10, 2006, and the pre-Arrangement transaction as described under the heading “Significant Developments — 2006 Reorganization”.
This Management’s Discussion and Analysis of Results of Operations and Financial Position (MD&A) describes the REIT’s business, the business environment, the principal factors affecting the results of operations, liquidity and capital resources, and the critical accounting policies of the REIT that will help the reader understand the consolidated financial results. This discussion should not be considered all-inclusive, as it excludes changes that may occur in general economic, political and environmental conditions. Additionally, other elements may or may not occur which could affect the REIT in the future. This MD&A should be read in conjunction with Extendicare REIT’s unaudited interim consolidated financial statements for the three months ended March 31, 2007, and the notes thereto, together with the MD&A and the audited consolidated financial statements and accompanying notes for the year ended December 31, 2006 found in the REIT’s 2006 Annual Report. Extendicare REIT’s accounting policies are in accordance with Canadian generally accepted accounting principles (GAAP) of The Canadian Institute of Chartered Accountants (CICA). All dollar amounts are in Canadian dollars unless otherwise indicated. Except as otherwise specified, references to years indicate the fiscal year ended December 31, 2006, or December 31 of the year referenced.
Certain comparative figures have been reclassified for discontinued operations identified in 2007.
Executive Overview
Extendicare REIT, through its wholly owned subsidiary operating entities, is a major provider of long-term care and related services in North America. Extendicare operates 233 senior care facilities largely composed of nursing homes in North America, with capacity for 26,660 residents.
The REIT’s wholly owned U.S. subsidiary, Extendicare Health Services, Inc. and its subsidiaries (collectively “EHSI”), operates nursing and assisted living facilities in the United States. EHSI offers a continuum of health care services, including nursing care, assisted living and related medical specialty services, such as subacute care and rehabilitative therapy on an inpatient and outpatient basis.
The REIT’s wholly owned subsidiary, Extendicare (Canada) Inc. and its subsidiaries (collectively “ECI”), operates nursing and retirement centres in Canada, and also manages a chronic care hospital unit in Ontario. ECI is a major provider of home health care in Canada through its ParaMed Home Health Care (ParaMed) division.
Extendicare REIT — March 2007

Management’s Discussion and Analysis
At March 31, 2007, Extendicare operated 233 senior care facilities with capacity for 26,660 residents (December 31, 2006 — 234 facilities with capacity for 26,836; March 31, 2006 — 438 facilities with capacity for 34,759 residents, which included 206 ALC facilities). The number of facilities operated at March 31, 2007, has decreased by one since the end of 2006 due to the designation of one Ohio nursing facility (175 beds) as discontinued. In addition, the operational capacity at other facilities was adjusted during 2007. In May 2007 EHSI completed the acquisition of a 191-bed nursing home in Wisconsin.
EHSI has a significant presence (more than 15% of its resident capacity) in each of Pennsylvania and Ohio. As well, ECI’s senior care facilities have a significant presence in Ontario, where 77% of its residents are served. EHSI’s average occupancy from continuing operations in its nursing homes was 90.6% in the 2007 first quarter compared to 92.5% in the 2006 first quarter, and to 91.3% for the 2006 year. ECI’s average occupancy in its senior care facilities was 97.6% in the 2007 first quarter compared to 97.8% in the 2006 first quarter, and to 98.1% for the 2006 year.
Extendicare remains committed to its core senior care operations, while continuing to grow its complementary long-term care services. Nursing and assisted living centre revenue represented almost 89% of Extendicare’s revenue from continuing operations for the 2007 first quarter, as well as for the 2006 year. Management will continue its strategy to grow the business through selective acquisitions and new development projects.
The principal elements of Extendicare’s business strategy are to: provide quality, clinically-based services; strengthen both Medicare and total average daily census (ADC); increase market share of Canadian home health care operations; improve operating cash flow; actively improve its asset portfolio through renovation, expansion or acquisition, or where appropriate through disposal of underperforming facilities; expand non-government based revenue sources, thereby decreasing the level of risk and reliance on government funding; diversify within the long-term care industry in the areas of rehabilitative clinics and management and consulting services; increase operating efficiency; and manage resident care liability claim settlements.
One of the major factors contributing to the improved performance of the U.S. operations has been management’s focus on driving revenue through growth in ADC, particularly Medicare ADC. As noted in previous reports, EHSI has implemented consistent admission practices, has certified all of its nursing facility beds under the Medicare program and implemented routines that commit senior management to focus on census.
In preparation for the January 1, 2006, changes to the Resource Utilization Groupings (RUGs) classifications implemented by the Centers for Medicare & Medicaid Services (CMS), which included the discontinuance of funding under the “RUGs Refinement” enhancements and implementation of nine new RUGs classifications, EHSI refocused its marketing strategies to target residents requiring short-term rehabilitative services and trained its clinical staff to ensure it could accurately assess its residents in accordance with the changes. As a result, though EHSI experienced a decline in census during 2006, it was successful in not only recovering the loss from the RUGs Refinement enhancements, but also increasing its average Medicare rates. Despite the loss of the RUGs Refinement enhancements, EHSI’s average Medicare Part A rate increased from US$362.99 in the 2005 fourth quarter to US$369.12 in the 2006 third quarter, which was prior to any rate increases. On October 1, 2006, Medicare Part A rates increased by 3.1% as part of the annual inflationary increase, resulting in EHSI’s average Medicare Part A rate increasing to US$382.78 in the 2006 fourth quarter. For the 2007 first quarter, EHSI’s average Medicare Part A rate increased further to US$387.95, due to changes in patient mix. For the 2007 first quarter, approximately 37.7% of EHSI’s Medicare residents were classified within the nine new high acuity RUGs classifications compared to 35.2% for the 2006 first quarter, and the percentage of therapy residents increased to 86.7% from 82.5% when comparing the two quarters.

(U.S. nursing facilities)	2007	2006 Quarters				2005 Quarters
Revenue by Payor Source	Q1	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Medicare Part A rates (US$)	387.95	367.64	369.48	369.12	382.78	340.47	343.08	344.78	362.99

The following table provides same-facility ADC for Medicare patients and total residents served in EHSI’s nursing homes for the 2007 first quarter and each of the 2006 quarters.

(same-facility basis)	2007	2006 Quarters
U.S. Nursing Homes	Q1	Q1	Q2	Q3	Q4

Medicare ADC	2,379	2,378	2,293	2,230	2,296
Total ADC	12,515	12,694	12,565	12,537	12,557

Extendicare REIT — March 2007

Management’s Discussion and Analysis
Due to the refocus of EHSI’s marketing of short-term rehabilitative residents, EHSI’s total U.S. nursing home census on a same-facility basis declined by 1.4% in the 2007 first quarter to 12,515 from 12,694 in the 2006 first quarter. EHSI’s Medicare ADC on a same-facility basis remained stable at 2,379 in the 2007 first quarter compared to 2,378 in the 2006 first quarter, and increased by 3.6% from the 2006 fourth quarter of 2,296, which is a normal trend during the winter months. Medicare admissions usually begin to decline in the second quarter and are generally at their lowest in the summer months, as there tends to be fewer elective surgeries performed, which affects admissions of EHSI’s short-term stay patients.
For further details on the significant transactions affecting the 2007 results, refer to “Significant Developments”, and for an analysis of the REIT’s financial results, refer to the discussions under “Summary of Quarterly Results” and “2007 First Quarter Results”.
Critical Accounting Policies and Estimates
The REIT’s consolidated financial statements have been prepared in accordance with Canadian GAAP. For a full discussion of the REIT’s critical accounting policies and estimates, readers should refer to the MD&A of the REIT’s 2006 Annual report. The disclosures in such report have not materially changed since that report was filed; however, to the extent there have been changes in accounting policies or management’s estimates, they are discussed under “Significant Developments” and under “Changes in Accounting Policies”. Management considers an understanding of the REIT’s accounting policies to be essential to an understanding of the REIT’s financial statements because their application requires significant judgement and reliance on estimations of matters that are inherently uncertain. There is measurement uncertainty relating to the accounting policies applied to: revenue recognition and the valuation of accounts receivable; the measurement of acquired assets and assumed liabilities in business combinations; the valuation of assets and determination of asset impairment; the valuation of conditional asset retirement obligations; the accrual for self-insured liabilities; and the valuation for future tax assets and liabilities.
Significant Developments
The following have had a significant effect on the financial results of Extendicare REIT for the 2007 first quarter in comparison to the 2006 first quarter.
2006 Reorganization
On November 10, 2006, Extendicare completed the Arrangement that involved the distribution of ALC to Extendicare’s shareholders and the conversion of Extendicare into a Canadian real estate investment trust. Extendicare REIT, through its subsidiary operating entities, owns and continues to operate the U.S. and Canadian nursing home businesses, a smaller number of assisted living homes and related businesses of Extendicare and holds Extendicare’s investment in Crown Life Insurance Company.
Pursuant to the terms of the Arrangement, holders of Subordinate Voting Shares of Extendicare ultimately received for each share (a) one Class A share of ALC, and (b) one unit of Extendicare REIT (REIT Unit) or, one Class B limited partnership unit (Exchangeable LP Unit) of Extendicare Limited Partnership (Extendicare LP); and holders of Multiple Voting Shares of Extendicare ultimately received for each share (a) one Class B share of ALC, and (b) 1.075 REIT Units or, 1.075 Exchangeable LP Units. The Exchangeable LP Units are exchangeable for REIT Units on a one-for-one basis at the option of the holder at any time. The Exchangeable LP units are not listed on an exchange and are intended, to the greatest extent practicable, to be economically equivalent to REIT Units.
Prior to the implementation of the Arrangement, Extendicare carried out certain pre-Arrangement transactions including:
•	the transfer by EHSI to ALC of 29 assisted living properties that were formerly owned and operated by EHSI;

•	other cash and non-cash capital contributions to ALC by EHSI;

•	the transfer by EHSI of the shares of ALC to Extendicare;

•	the prepayment by EHSI of all amounts owing by it under its existing term loan and credit facility, its 9.5% Senior Notes due July 1, 2010, (the “2010 Notes”), its 6.875% Senior Subordinated Notes due May 1, 2014, (the “2014 Notes”) with the proceeds from the completion of a commercial mortgage backed securitization transaction and a new revolving line of credit;

•	the termination by EHSI of its interest rate swap and cap agreements relating to the 2010 Notes and 2014 Notes; and
Extendicare REIT — March 2007

Management’s Discussion and Analysis
•	the redemption of its preferred shares.
Transfer of ALC Shares by EHSI to Extendicare and Distribution to Extendicare’s Shareholders
On November 10, 2006, all of the shares of ALC were transferred by EHSI to Extendicare at fair market value for U.S. tax purposes. Management has estimated income taxes payable of $115.9 million (US$102.5 million) in connection with the gain arising on the transfer of ALC by EHSI to Extendicare. Management believes the final determination of the capital gains tax will be based on the volume weighted average trading price of the ALC Class A Shares on its first day of trading, which was US$8.00 on November 10, 2006. The U.S. Internal Revenue Service is not obliged to accept management’s methodology for determining the fair market value of ALC. Each one dollar increase or decrease in the price of the ALC Class A Shares used to determine the fair market value of ALC for U.S. income tax purposes would result in a corresponding increase or decrease of approximately US$30.0 million in EHSI’s U.S. income tax liability.
Subsequent to the transfer of all of the shares of ALC by EHSI to Extendicare, the shares of ALC were distributed by Extendicare to its shareholders on November 10, 2006. The distribution was reflected as a charge to retained earnings of $476.5 million.
Proposed Canadian Federal Income Tax on Income Trusts
On October 31, 2006, the Minister of Finance (Canada) announced the Tax Fairness Plan for Canadians in consequence of which the income tax rules applicable to certain publicly traded entities that are specified investment flow-through trusts or partnerships (“SIFTs”) and their unitholders will be significantly altered. The proposals in the Tax Fairness Plan to amend the Income Tax Act (Canada) (the “Proposals”) are currently reflected in Bill C-52, which received first reading in the House of Commons on March 29, 2007. On December 15, 2006, the Department of Finance (Canada) released growth guidelines (the “Growth Guidelines”) for SIFTs, which have been incorporated into the Proposals. This discussion assumes that the Proposals will be enacted in their current form, however no assurances can be given that this will be the case.
The Proposals are not applicable to a “real estate investment trust” (as defined in the Proposals) that meets certain specified conditions relating to the nature of its income and investments. Extendicare REIT does not meet these conditions and will not qualify for this exception and therefore, Extendicare REIT will be a SIFT for purposes of the Proposals.
Under the Proposals, an income trust that is a SIFT will be subject to tax in respect of certain income that is distributed to its unitholders at rates that are substantially equivalent to the general corporate tax rate applicable to Canadian corporations. Distributions in respect of which this tax is payable will be treated in the same manner as taxable dividends from a taxable Canadian corporation in the hands of unitholders and will be eligible for the enhanced dividend tax credit. Distributions paid by a SIFT as returns of capital will not be subject to the distribution tax contained in the Proposals. Approximately 73% of Extendicare REIT’s distributions in 2006 were characterized as non-taxable returns of capital in Extendicare REIT’s indirect investment in its subsidiaries. Management believes that it is likely that approximately 70% of Extendicare REIT’s distributions in 2007 will also be characterized as non-taxable returns of capital. The adjusted cost base of units of Extendicare REIT held by a unitholder will generally be reduced by such non-taxable portion of distributions that are made to the unitholder. Extendicare REIT believes that in 2007 any impact of the Proposals on its unitholders will be significantly reduced due to the large portion of distributions that are expected to be returns of capital. No assurance can be given that the composition of distributions by Extendicare REIT for tax purposes will not be changed from that described above and any change in such composition will affect its unitholders’ after tax return.
The Proposals will apply to the 2007 and subsequent taxation years of a trust that is a SIFT unless the trust would have been a “SIFT trust” (as defined in the Proposals) on October 31, 2006 if the Proposals had been in force on that date (the “Existing Trust Exemption”). For trusts that qualify for the Existing Trust Exemption, the Proposals only apply commencing with the earlier of the trust’s 2011 taxation year or the first taxation year of the trust after 2006 in which it exceeds “normal growth” as determined under the Growth Guidelines.
Although all matters relating to the conversion of Extendicare Inc. into Extendicare REIT had been completed on October 31, 2006, it is not clear whether Extendicare REIT qualifies for the Existing Trust Exemption. Extendicare REIT has therefore applied to the Canada Revenue Agency for an advance income tax ruling that it qualifies for the Existing Trust Exemption and that the Proposals will apply to Extendicare REIT commencing in 2011, assuming growth after the effective date of its conversion does not exceed “normal growth” as determined under the Growth Guidelines. No assurances can be given that such a ruling will be obtained or that Extendicare REIT will not be subject to the Proposals beginning with its 2007 taxation year. Even if Extendicare REIT qualifies for the Existing Trust Exemption, it may cease to qualify if its growth during the transitional period is in excess of the Growth Guidelines. The Growth Guidelines provide that a trust that qualifies for the Existing Trust Exemption will become subject to the new tax regime prior to its 2011
Extendicare REIT — March 2007

Management’s Discussion and Analysis
taxation year if its equity capital increases beyond certain limits measured against the market capitalization of the trust as at the close of trading on October 31, 2006 as determined under the Growth Guidelines. Management is also considering the other impacts of the Proposals on Extendicare REIT, Extendicare LP and their respective unitholders.
The current policy of each of Extendicare REIT and Extendicare LP is to pay distributions of $0.0925 per REIT Unit and Exchangeable LP Unit, respectively, to holders thereof on a monthly basis. The declaration and payment of future distributions is subject to the discretion of the Board of Trustees and will be dependent upon a number of factors, including results of operations, requirements for capital expenditures and working capital, future financial prospects of Extendicare REIT and its subsidiaries, debt covenants and obligations, and other factors deemed relevant by the Board of Trustees. If the Proposals are enacted, the amount of the monthly distributions is not expected to decrease. Based on Extendicare REIT’s current structure, operations and current level of return of capital, its understanding of the Proposals and certain assumptions, the estimated increase in tax payable by Extendicare REIT as a result of the Proposals for the three months ended March 31, 2007 would have been approximately $1.4 million, or $0.02 per diluted unit.
Financings
2007
On January 19, 2007, ECI completed $26.3 million of Canada Mortgage and Housing Corporation (CMHC) financing secured by three of its Canadian nursing facilities. The three loans have 10-year terms with weighted average monthly payments amortized over 20 years at 4.67%.
On March 6, 2007, EHSI raised US$90.0 million from the completion of a second commercial mortgage backed securitization loan due 2012 (the “2012 CMBS Financing”), with a fixed interest rate of 6.79%. The 2012 CMBS Financing has a 5-year term and stipulates monthly payments of interest only for the first three years, and thereafter monthly payments of principal and interest based upon a 25-year amortization period. The 2012 CMBS Financing is collateralized by first mortgages on 14 of EHSI’s skilled nursing facilities. The proceeds from the 2012 CMBS Financing were used primarily to cover current taxes payable on the sale of ALC by EHSI to Extendicare.
2006
In October 2006 ECI refinanced a $9.9 million mortgage that had matured, with CMHC financing, for a term of 10 years at a rate of 4.63%, under a 20-year amortization schedule.
In the fourth quarter of 2006 as part of the Reorganization, EHSI repaid its 2010 Notes in the principal amount of US$150.0 million, its 2014 Notes in the principal amount of US$125.0 million, and its term loan and revolving credit facility in the amount of US$164.9 million with proceeds from the completion on October 16, 2006 of a US$500.0 million commercial mortgage backed securitization transaction (the “2011 CMBS Financing”). At the same time, EHSI amended its credit facility to provide for borrowings of up to US$120.0 million (the “Credit Facility”). Proceeds from the financings were also used to cover prepayment penalties, terminate interest rate lock, swap and cap agreements, and pay related transaction costs.
The 2011 CMBS Financing has a 5-year term, with a fixed interest rate of 6.6525%, with monthly interest only payments for the first three years, and principal and interest payments for the last two years, based upon a 25-year amortization period. The 2011 CMBS Financing is collateralized by a first mortgage on 86 of EHSI’s skilled nursing facilities.
Under both the 2011 and 2012 CMBS Financings, EHSI is required to maintain: a consolidated leverage ratio (exclusive of any notes owing to Extendicare REIT and its subsidiaries) of less than 5.5 to 1.0 and a consolidated fixed charge ratio of at least 1.50 to 1.00. If an event of default occurs, the lenders may appoint an interim manager and charge a default rate of interest, and/or foreclose on the mortgages and other collateral securing the loans.
EHSI’s Credit Facility has a 3-year term, no required principal repayments, and floating-rate interest based on a pricing grid. The interest rate margins range based upon EHSI’s consolidated leverage ratio. The margin over the Eurodollar rate ranges from 1.5% to 2.5%, or 0.5% to 1.5% over the base rate, as applicable. The Credit Facility has 24 skilled nursing facilities as specific collateral and is guaranteed by Extendicare Holdings, Inc. (EHSI’s parent company) and EHSI’s material domestic subsidiaries. The Credit Facility is used to back letters of credit and for general corporate purposes.
Under the Credit Facility, EHSI is required to comply with various financial covenants, including fixed charge coverage, debt leverage, and tangible net worth ratios. The Credit Facility contains customary covenants and events of default and is subject to various mandatory prepayment and commitment reductions. If an event of default occurs, the lenders may
Extendicare REIT — March 2007

Management’s Discussion and Analysis
accelerate the maturity of the loans under the Credit Facility, charge a default rate of interest, and/or foreclose on the mortgages and other collateral securing the Credit Facility. EHSI is permitted to make voluntary prepayments at any time under the Credit Facility.
The amount available to be borrowed under EHSI’s Credit Facility is the lesser of: (1) 60% of the appraised values of the nursing facilities collateralizing the Credit Facility, or (2) an amount based on the actual net cash flow of these facilities for the last 12 months. The amount available to be borrowed as of March 31, 2007 was US$98.8 million, of which EHSI had US$17.0 million drawn and US$17.6 million securing outstanding letters of credit, leaving the unused portion of the Credit Facility at US$64.2 million as of March 31, 2007.
Acquisitions
On January 5, 2007, EHSI completed the acquisition of a nursing facility (111 beds) in Ohio, which it had been operating under a lease arrangement, for cash of $8.7 million (US$7.4 million).
In May 2007 EHSI acquired a nursing facility in Milwaukee, Wisconsin (191 licensed beds) for cash of US$2.5 million. EHSI plans to operate the facility as an 80-bed nursing facility and to relocate the remaining beds to another facility.
In 2006 EHSI acquired the following nursing facilities for cash of $50.2 million (US$44.2 million): an Ohio nursing facility it had been leasing (150 beds) on December 11, 2006; three nursing facilities (259 beds) in Kentucky on August 1, 2006; and two nursing facilities (417 beds) in Pennsylvania on March 1, 2006.
Construction
United States
EHSI implemented a construction program in 2003 to expand its existing portfolio of nursing and assisted living facilities. All of the assisted living projects under this construction program formed part of the ALC operations that were distributed. With respect to the expansion of its skilled nursing homes, EHSI completed three additions in the 2006 third quarter, adding capacity for 64 beds.
As of March 31, 2007, EHSI had two construction projects in progress, which are expected to add 110 nursing beds by the end of 2007. The total estimated cost of the projects is US$12.6 million. Costs incurred through March 31, 2007 on these projects were approximately US$3.6 million and purchase commitments of US$7.0 million are outstanding.
Canada
In April 2007 ECI entered into an agreement with the local Regional Health Authority (David Thompson Health Region) to construct a 280-bed continuing care centre in the city of Red Deer, Alberta, which ECI will own and operate. The centre will be part of a seniors’ community that will include an independent living housing complex being developed by a third party. The estimated cost of the 280-bed project, net of government grants, is approximately $36.3 million. ECI is in the process of securing financing for the project.
In October 2006 the Ontario government announced an emergency room wait time strategy that includes the construction of 1,750 new and the replacement of 662 long-term care beds. ECI will compete for new beds based on an evaluation of demand and other factors. ECI has made submissions for a number of the projects, and expects to receive the results of the bid process by the end of June 2007.
Loss (Gain) on Derivative Financial Instruments
For the 2007 first quarter, the REIT reported a pre-tax gain of $1.5 million related to the valuation of a foreign currency forward contract entered into by EHSI in October 2006 (the “Foreign Currency Forward Contract”). The Foreign Currency Forward Contract locks in EHSI’s exchange rate to acquire Canadian dollars for US$4.0 million each month at 1.1141 for a 36-month period commencing in December 2006. As of March 31, 2007, the fair value of the Foreign Currency Forward Contract was a liability of $3.7 million (US$3.2 million).
For the 2006 first quarter, the REIT reported a pre-tax gain of $0.1 million related to the valuation of interest rate caps, which were subsequently terminated in October 2006.
For the year ended December 31, 2006, the REIT reported a pre-tax charge of $26.5 million related to the valuation of EHSI’s derivative financial instruments. The amount for the 2006 year related to: a loss of $11.8 million on settlement of an interest rate lock agreement that EHSI entered into in connection with securing the 2011 CMBS Financing; a loss of
Extendicare REIT — March 2007

Management’s Discussion and Analysis
$9.5 million related to the valuation and subsequent settlement of EHSI’s interest rate swap and cap arrangements; and a loss of $5.2 million related to the valuation of EHSI’s Foreign Currency Forward Contract.
Loss (Gain) from Restructuring Charges, Asset Disposals and Other Items
For the 2006 first quarter, the REIT reported a pre-tax charge of $1.9 million, primarily related to restructuring charges associated with the Reorganization. For the year ended December 31, 2006, this amount was $95.4 million of which $94.1 million related to the Reorganization. A summary of the charges booked in the 2006 first quarter and for the 2006 year are detailed below. There were no similar charges reported for the 2007 first quarter.

	Q1	Year
(millions of dollars)	2006	2006

Restructuring Charges
Transaction costs of reorganization	2.2	20.8
Retirement of debt
Tender and call premiums	—	18.7
Write-off of deferred financing costs	—	10.3
Bond discount written off and foreign exchange	—	3.1
Legal expenses	—	0.9
Foreign exchange on reduction of net U.S. investment	—	40.3

	2.2	94.1

Other
Loss (gain) on investment in Omnicare	(0.3)	0.4
Loss related to abandoned assisted living project	—	0.7
Gain on sale of non-core assets	—	(0.7)
Provision for impairment of U.S. long-lived assets	—	0.1
Provision for severance	—	0.8

	(0.3)	1.3

	1.9	95.4

Discontinued Operations
Extendicare continually assesses the performance of its asset portfolio, and for those assets that fail to meet operating and financial standards, a decision may be made to dispose of the asset. Assets to be disposed of are recorded at the lower of the carrying value or estimated fair market value after disposal costs. Earnings and associated taxes derived from both divested operations and operations that have been classified for disposition are reported separately within the consolidated statements of earnings as discontinued operations.
As well, the operations of ALC have been accounted for by the REIT as discontinued as a result of the Arrangement.
During the 2007 first quarter, due to poor financial performance, EHSI decided to voluntarily close a 175-bed nursing home in Ohio, and sell the property. EHSI recorded an impairment charge of $6.0 million (US$5.1 million) to reduce the property value to US$0.3 million. The comparative figures presented have been revised to reflect these operations as discontinued. As at March 31, 2007, EHSI had assets held for sale of $8.1 million (US$7.0 million) related to four nursing facilities in Texas leased to a third-party and one closed nursing facility in Ohio.
Discontinued operations reported a loss of $3.9 million for the 2007 first quarter, which included the operations and impairment charge of the Ohio nursing facility, the operations of the leased properties in Texas and a pre-tax recovery of $0.2 million on the sale of an assisted living property in Texas for $2.2 million in cash. In addition, EHSI completed the transfer of a closed Wisconsin nursing home to a non-profit organization, with no gain or loss on sale.
For the 2006 first quarter, discontinued operations reported earnings of $3.2 million, which included the ALC operations. Earnings from discontinued operations were $7.7 million for the 2006 year and included the operations of: ALC; other assisted living facilities primarily in Texas and Washington; skilled nursing facilities in Wisconsin, Minnesota and Oregon; and leased properties in Florida and Texas.
Extendicare REIT — March 2007

Management’s Discussion and Analysis
Investment in Crown Life Insurance Company
Extendicare has a 34.8% common equity interest in Crown Life Insurance Company (Crown Life) that is unencumbered by debt. At March 31, 2007, Extendicare’s carrying value of its investment was $86.5 million compared to $79.4 million at December 31, 2006, which equated to Extendicare’s share of Crown Life’s book value. The share of earnings of Crown Life for the 2007 first quarter was $0.6 million, and was partially offset by a decline in net assets of $0.5 million due to the change in the foreign exchange rate at March 31, 2007. The balance of the $7.0 million increase in the carrying value of the investment was due to the adoption on January 1, 2007, of the new accounting policies for financial instruments and comprehensive income (see the discussion under the heading “Changes in Accounting Policies”). This increased the carrying value of the investment, with an offsetting increase of $1.2 million to retained earnings and $5.8 million to accumulated other comprehensive income. Management estimates that the ultimate proceeds to be realized on the sale of Crown Life will approximate Extendicare’s carrying value net of $5.8 million of accumulated other comprehensive income. Extendicare regards its investment in Crown Life as a non-core asset and this investment is subject to a buy-out agreement (the “second closing”) with The Canada Life Assurance Company (Canada Life), a subsidiary of Great-West Lifeco Inc.
On April 24, 2006, the shareholders of Crown Life filed notice with Canada Life to initiate the second closing. This process requires agreement amongst the parties on the valuation of net assets of Crown Life including certain contingent liabilities. The agreement allows for certain issues to be arbitrated, at the request of either a Crown Life shareholder or Canada Life, if agreement is not reached through negotiation. The agreement provides for a holdback from the proceeds on sale to cover an agreed maximum exposure with respect to certain contingent liabilities with such holdback to be released to Crown Life’s shareholders if the liabilities are settled for less than the holdback amount. It is now expected, based on negotiations to date, that instead of a holdback from the proceeds on sale, the shareholders will each provide a letter of credit to support their allegations with respect to the maximum exposure of such contingent liabilities with such letter of credit to be reduced as the cost of settling such contingent liabilities is paid by the shareholders or the liabilities are otherwise resolved. Management estimates that the ultimate proceeds to be realized on the sale of Crown Life will approximate $79.5 million, representing Extendicare’s carrying value of its equity investment, net of the $7.0 million adjustment to opening retained earnings and accumulated other comprehensive income. It is anticipated that the second closing will be finalized in the 2007 third quarter. However, in view of the process described above, there can be no assurance as to the timing of the finalization of the transaction.
Update of U.S. Legislative Actions Affecting Revenue
The majority of Extendicare’s operations are in the United States where 70.0% of the revenue was earned in the 2007 first quarter. EHSI receives payment for its services and products from the federal (Medicare) and state (Medicaid) medical assistance programs, as well as from private payors. Private-pay revenue includes payments from individuals, commercial insurers, health maintenance organizations, preferred provider organizations and other charge-based payment sources, including Blue Cross associations and the Department of Veterans Affairs.
Medicaid rates are generally lower than rates earned from Medicare or private/other sources. Therefore, EHSI considers Quality Mix an important performance measurement indicator, where “Quality Mix” is defined as revenue or census earned from payor sources other than from Medicaid programs. In addition, within Quality Mix, EHSI focuses on short-term stay programs and services in its nursing home operations.
The following table sets forth EHSI’s percentage of nursing facility revenue from continuing operations for each of its Medicare, private/other, and Medicaid payor sources, excluding prior period revenue settlement adjustments. Though the annual average Medicare census on a same-facility basis has declined in the past couple of years, the percentage of Medicare revenue has remained at similar levels due to an annual 3.1% increase in rates, an increase in the acuity care levels of Medicare patients served and changes to the RUGs classifications as of January 1, 2006.

Revenue by Payor Source	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
(U.S. nursing facilities)	2007	2006	2006	2005	2006	2005	2006	2005

Medicare	36.7%	36.1%	35.5%	36.1%	34.3%	34.1%	35.7%	34.9%
Private/other	16.7	16.1	16.5	15.4	16.3	15.7	16.1	15.7

Quality Mix	53.4	52.2	52.0	51.5	50.6	49.8	51.8	50.6
Medicaid	46.6	47.8	48.0	48.5	49.4	50.2	48.2	49.4

Extendicare REIT — March 2007

Management’s Discussion and Analysis
Medicare Funding
Effective January 1, 2006, CMS terminated the funding of the RUGs Refinement enhancements. In conjunction with this change, CMS expanded the 44 RUGs classifications to 53, providing nine new RUGs classifications to reimburse operators for the care provided for medically complex residents who require rehabilitation services and treatment of multiple illnesses. In addition, effective January 1, 2006, CMS also increased RUGs rates in the nursing and therapy components of the case mix index for all 53 RUGs rates. Despite the loss of the RUGs Refinements, EHSI’s refocused marketing strategies successfully increased its average daily Medicare Part A rate by 7.1% to US$372.32 for the 2006 year from US$347.64 for the 2005 year. This increase included a 3.1% market basket increase effective October 1st in each of the years 2005 and 2006. Approximately 35.8% of EHSI’s Medicare residents were classified within the nine new high acuity RUGs classifications during 2006, and the percentage of therapy residents increased from 78.5% in the 2005 year to 84.0% in the 2006 year.
In April 2007, CMS announced a proposed market basket increase of 3.3% effective October 1, 2007. EHSI estimates the Medicare rate increase will result in a net improvement in its average Medicare Part A rate per diem of about US$12.80, based on the average rate for the 2004 first quarter.
The Medicare Part D benefit that arose from the Medicare Prescription Drug Improvement and Modernization Act of 2003 was implemented by CMS effective January 1, 2006, and provides access to prescription drug coverage for Medicare beneficiaries. Medicare Part D is a voluntary drug benefit, except for dually eligible Medicare and Medicaid residents, who must enrol in the program. The program provides a prescription drug benefit through a fee-for-service prescription drug plan, or PDP. For a premium, eligible residents have their drug costs administered through a government contracted PDP provider, who negotiates contracts with the institutional pharmacies, including Omnicare, Inc., or Omnicare, which provides pharmacy services to the majority of EHSI’s nursing facilities. Omnicare has contracted with the majority of all PDPs to which EHSI’s residents subscribe. To date, as a result of the transition plans put into place by CMS, EHSI has not experienced an increase in its drug costs as a result of these changes. However, EHSI could be faced with incremental drug and administrative costs as PDPs exercise their strategies to manage drug costs on behalf of their subscribers.
Effective January 1, 2006, CMS implemented a cap on Part B therapy services of US$1,740 per annum for physical and speech therapy, and a second cap of US$1,740 per annum for occupational therapy. However, the Budget Refinement Act of 2005 established a one-year exception process to the therapy caps for individuals who can prove medical necessity for the therapy. The one-year exception process applies to approximately 35% of EHSI’s residents requiring Part B therapy services and therefore there has been no significant reduction in EHSI’s Part B therapy revenue. Effective January 2007, the exception process was extended for an additional year.
In November 2006 CMS issued federal regulations regarding procedures and documentation standards for skilled nursing facilities to be reimbursed for blood glucose monitoring. The new regulations require physicians to certify the necessity of each finger stick blood glucose test and document those orders effective January 1, 2007. The new rule will require such considerable effort on physicians and skilled nursing facilities that operators will no longer be able to bill for such procedures. EHSI estimates the loss of revenue from this new regulation was approximately US$0.7 million during the 2007 first quarter and the estimated loss in revenue for the year ending December 31, 2007 is US$3.6 million.
In February 2007 U.S. President Bush related his budget recommendations for the fiscal year commencing October 2007. The budget includes recommendations for US$66 billion and US$7 billion in Medicare and Medicaid cuts, respectively, over the next five years. The recommended savings that impact long-term care over the next five fiscal years include the following:
•	A reduction of 0.65% to the skilled nursing market basket increase. Should this recommendation be approved, the impact to EHSI would be approximately US$2.1 million per annum based upon the average Medicare census and Medicare Part A rate for the 2006 year.

•	A phase-down reduction leading to the elimination of bad debt reimbursement from the Medicare program. On an annual basis, EHSI recovers approximately US$20.0 million from the Medicare program for unpaid co-payment claims from Medicare beneficiaries who fail to pay their portion of the cost of skilled nursing care.

•	A reduction in Medicare rates paid to post-acute inpatient rehabilitative hospitals. Though this will have no direct impact to skilled nursing facilities, it may lead to increased occupancies in skilled nursing facilities.

•	The introduction of survey and certification fees to those skilled nursing facilities requiring follow-up surveys as a result of a high level of deficiencies identified in the initial survey. No details were provided to determine the impact of this recommendation.
Extendicare REIT — March 2007

Management’s Discussion and Analysis
In response to the U.S. President’s budget, the Senate proposed a budget that would cut US$15 billion in Medicare reductions over five years, without specifics as to where or how the reductions would be implemented. The House of Representatives responded by eliminating the President’s cuts to Medicare and Medicaid and would rely upon strengthening fraud and abuse statutes to gain savings in reducing Medicare waste.
The U.S. President’s budget is subject to change upon review before being passed by both houses of the United States Congress.
Medicaid Rates
Each year in July, EHSI receives new annual Medicaid rates in seven of the eleven states where it operates nursing facilities. None of the states have finalized their July 1, 2007 rates. For the states’ fiscal years beginning July 1, 2006, EHSI estimates that its weighted average Medicaid rate increase, not including the impact of provider tax changes and case mix indices, was approximately 2.7%, compared to approximately 1.4% for fiscal years beginning in 2005. In Washington, EHSI’s Medicaid rates increased by 9.9% effective July 1, 2006 as a result of the State updating to current operator costs. The annualized impact of the rate increase to EHSI is estimated at $4.7 million (US$4.2 million). In Ohio, the State has implemented a new reimbursement system, and EHSI’s rates increased only 0.3% effective July 1, 2006. Pennsylvania has also implemented a new reimbursement system effective July 1, 2006, and EHSI’s estimated increase was 1.6%.
Effective January 1, 2006, the State of Indiana implemented a Medicaid rate reduction that amounted to approximately $2.3 million (US$2.1 million) per annum of lower revenue to EHSI, and applies to the 18-month period ended June 30, 2007. During this period the Medicaid rate will be adjusted for the impact of submitted cost reports and changes in case mix indices.
Over the past few years, several states in which EHSI operates received approval from CMS for state plan amendments and waivers, which increases the level of federal funding for each state’s Medicaid program, and provides nursing facilities with revenue rate increases to offset new or increased state provider taxes.
In December 2006 the Tax Relief and Health Care Act of 2006 established that the state provider tax limit would be reduced from the 6% established by CMS to 5.5% effective January 1, 2008 through December 31, 2011. The limit returns to 6% after 2011; however, this limit cannot be changed by CMS regulations in the future. The change does not have a material impact on future revenue, but it does limit the risk for reduced Medicaid rates to the level of funding provided through provider tax funding.
Update of Canadian Legislative Actions Affecting Revenue
The fees charged by ECI for its Canadian nursing centres and home health care services are regulated by provincial authorities. Accordingly, provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. Ontario is ECI’s largest market for both its long-term care and home health care services. Funding for Ontario long-term care centres is based on reimbursement for the level of care expected to be required by residents. The provincial government allocates funds, or “envelopes”, for services such as nursing, programs, food and accommodation. Providers may retain excess funding over costs incurred only with respect to the accommodation envelope, while funding for the other envelopes is returned to the extent costs incurred are below the rates funded, otherwise referred to as “flow-through envelopes”.
Ontario Long-term Care Legislation
In October 2006 the Ontario government introduced new long-term care homes legislation (Bill 140) that, if passed, would consolidate three pieces of legislation currently governing long-term care facilities in the province. Ontario’s long-term care homes are currently governed by three separate pieces of legislation: the Nursing Homes Act; the Homes for the Aged and Rest Homes Act; and the Charitable Institutions Act. Through consolidation, the government expects that the single piece of legislation will ensure uniform standards and accountability. Bill 140 has passed second reading, following which public hearings took place and a number of proposed amendments were tabled. On March 29, 2007, Bill 140 was brought forward for third reading and is still in debate prior to receiving Royal Assent. A new licensing process is proposed with defined terms for various classes of homes as follows: one year for “D” rated facilities that have not been upgraded; 10 years for upgraded “D” rated facilities; 15 years for “C” and “B” rated facilities; 20 years for “A” rated facilities; and 25 years for new homes. ECI has 11 new facilities in Ontario and the rest are “C” rated facilities. The proposals do not currently include a commitment to a capital renewal program for older buildings. ECI and others continue to advocate for appropriate changes.
Extendicare REIT — March 2007

Management’s Discussion and Analysis
Ontario Long-term Care Funding
In February 2007 the government announced the annual acuity-based flow-through funding increase of 3.15% effective April 1, 2007 (compared to 1.98% in 2006), based on the provincial 2006 resident classification results. In addition to the annual acuity-based increase, the government provided additional funding last year effective April 1, 2007 and April 1, 2006, targeted to providing mores nurses in long-term care homes to help manage the rising cost of labour within the flow-through envelopes. ECI estimates that based on the number of long-term care beds it operates in Ontario, the April 1, 2007, flow-through funding increases represent additional annual revenue of approximately $6.0 million compared to approximately $4.4 million represented by the April 1, 2006 increases. These funding enhancements were provided to the flow-through envelopes and therefore, are offset by additional costs for resident care.
Effective July 1, 2006, the government provided an increase of $0.12 per resident per day (or 2.25%) in funding for food costs and an increase of $0.78 per resident per day (or 1.76%) in the per diem rate for the non flow-through accommodation envelope. ECI estimates that based on the number of long-term care beds it operates in Ontario, these funding enhancements represent additional annual revenue of approximately $1.6 million, of which approximately $0.2 million is directly allocated to food costs with the remainder available to assist in offsetting inflationary cost increases of accommodation.
Alberta Long-term Care Funding
At the time of this report, there have been no funding announcements for the Alberta government’s April 1, 2007 fiscal year with respect to long-term care funding. In March 2006 the Alberta government announced its 2006/2007 fiscal budget in which $42.0 million was allocated to improve continuing care services. Changes included additional funding to enable increases in the number of hours of care per resident day to 3.6 hours, required to be implemented by January 2007. As a result, ECI does not anticipate a significant impact to earnings from these changes. An annual inflationary rate increase of 3.25% was received by long-term care providers effective April 1, 2006. As well, the July 1, 2006, annual funding adjustment for the case mix index was received, which varies by facility and can result in an increase or decrease in funding depending on the change in resident acuity levels. For ECI, the net impact of the July 2006 case mix index adjustments was minimal.
Ontario Home Care Funding
ECI is a major private-sector provider of home health care services through ParaMed, which operates in Alberta and Ontario. Ontario is ParaMed’s largest market, representing approximately 96% of its revenue for the 2007 first quarter.
On May 1, 2006, the Ontario government announced funding of $117.8 million to improve home care, of which $30.0 million would be used to implement recommendations from a comprehensive review (the “Caplan Report”) of the Community Care Access Centre Procurement Process. The announcement stated it was the intention of the government to implement 68 of 70 recommendations from the Caplan Report, which is intended to improve the procurement model with open and transparent practices, improve the quality and continuity of care, and support home care workforce stability. A Personal Support Worker Stabilization Strategy resulted in funding that was released in November 2006 on a retroactive basis to April 2006. ECI’s portion for the period April 1, 2006 to March 31, 2007 was $4.3 million. Service providers will be required to report how the funds were spent. The majority of the funds received by ECI were allocated towards labour-related costs, such as compensation payments, enhanced travel and training programs and other employee benefits.
As well, as part of the Ontario government’s strategy to reduce emergency room wait times, the government announced in October 2006, additional funding of $30.0 million to support home care service volumes.
It is anticipated that the home health care request for proposal (RFP) process will resume in 2007 under a revised template. RFPs have been frozen since 2004 as a result of the study undertaken by the Ontario government and contracts that were due to expire were extended.
Extendicare REIT — March 2007

Management’s Discussion and Analysis
Regulatory Environment Affecting Operations
Extendicare operates in a competitive marketplace and depends substantially on revenue derived from government sources, with the remaining revenue derived from commercial insurers, managed care plans and private individuals. The ongoing pressures from government programs, along with other payors seeking to control costs and/or limit reimbursement rates for medical services, are a risk to Extendicare. Extendicare also operates in a heavily regulated industry, subject to the scrutiny of federal, state and provincial regulators. Each of EHSI’s and ECI’s nursing homes must comply with regulations regarding staffing levels, resident care standards, occupational health and safety, resident confidentiality, billing and reimbursement, along with environmental, biological and other standards. Government agencies have steadily increased their enforcement activity over the past several years. Management continually allocates increased resources to ensure compliance with and respond to, inspections, investigations and/or enforcement actions, and to improve the quality of services provided to Extendicare’s residents.
In connection with the Arrangement, Extendicare de-listed from the New York Stock Exchange (NYSE) on November 10, 2006. However, Extendicare REIT currently remains a reporting issuer of the U.S. Securities and Exchange Commission (SEC) as a foreign private issuer. In December 2006, the SEC issued a proposal “Termination of a Foreign Private Issuer’s Registration of a Class of Securities under Section 12(g) and Duty to File Reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934” (SEC Release No. 34-55005), which becomes effective on June 4, 2007. SEC Release No. 34-55005 will enable Extendicare REIT to qualify for SEC deregistration because Extendicare’s weighted average trading volumes on the NYSE for the 12-month period pre-Arrangement were below 5% of its TSX trading volume. Extendicare REIT plans to voluntarily deregister its REIT Units by filing a Form 15 with the SEC on June 4, 2007. Upon filing of the Form 15, Extendicare REIT’s obligation to file reports under sections 13 or 15(d) of the Securities Exchange Act of 1934 will immediately be suspended. Extendicare REIT expects that deregistration of its REIT Units will become effective 90 days after the date of filing of the Form 15.
Subsequent Event
On May 9, 2007, EHSI entered into a purchase and sale agreement with the shareholders of Tendercare (Michigan) Inc. and affiliated entities (collectively “Tendercare”), a private nursing home operator in the state of Michigan. Total consideration for the transaction including assumption of debt is expected to be approximately US$202.5 million, prior to working capital, representing approximately US$59,000 per operational bed. The transaction is structured to be payable with cash of US$122.5 million plus the assumption of US$80.0 million of debt. The acquisition cap rate is approximately 10.0%.
The Tendercare portfolio is comprised of 31 senior care facilities, composed of 29 skilled nursing facilities, one assisted living facility and one rehab hospital representing 3,413 operational beds. As well, Tendercare currently has three skilled nursing facilities under development that will also be acquired by EHSI at cost upon completion. Tendercare’s Medicare census was 15.1% and overall nursing home occupancy was 89.8% in the first two months of 2007.
The completion of the acquisition is subject to certain customary regulatory approvals, including approval by the U.S. Department of Housing and Urban Development. Extendicare REIT is working towards closing the transaction by the end of 2007. Management will determine the optimum financing of the acquisition prior to closing, which may entail the issuance of unsecured debt, convertible debt or an equity offering.
Extendicare REIT — March 2007

Management’s Discussion and Analysis
Summary of Quarterly Results
The following is a summary of selected consolidated financial information derived from unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.

(thousands of dollars unless	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
otherwise noted)	2007	2006	2006	2005	2006	2005	2006	2005

Revenue	456,844	421,455	425,198	439,916	434,004	416,920	452,951	421,814
EBITDA (1)	52,634	41,770	48,409	62,258	47,985	50,357	50,489	44,817

Earnings from continuing health care operations before undernoted (1)	17,752	10,807	13,725	22,689	15,932	15,301	16,283	18,266
Gain (loss) on derivative financial instruments, net of income taxes	897	70	215	(708)	(9,893)	89	(6,162)	221
Gain (loss) from restructuring charges, asset disposals and other items, net of income taxes	—	(1,228)	(2,349)	475	(7,929)	7,165	(62,547)	1,751
Taxes associated with reorganization	—	—	(15,570)	—	—	—	—	—
Share of equity accounted earnings	580	850	1,603	1,683	1,239	764	1,528	875

Earnings (loss) from continuing operations	19,229	10,499	(2,376)	24,139	(651)	23,319	(50,898)	21,113
Discontinued operations, net of income taxes	(3,863)	3,219	18	872	2,307	5,431	2,154	1,388

Net earnings (loss)	15,366	13,718	(2,358)	25,011	1,656	28,750	(48,744)	22,501

Components of Diluted Earnings (Loss) per Unit/Share ($) (2)
Continuing health care operations before undernoted	0.25	0.15	0.20	0.33	0.23	0.22	0.23	0.26
Gain (loss) on derivative financial instruments	0.01	—	—	(0.01)	(0.14)	—	(0.09)	—
Gain (loss) from restructuring charges, asset disposals and other items	—	(0.01)	(0.04)	0.01	(0.12)	0.10	(0.90)	0.03
Taxes assoc. with reorganization	—	—	(0.23)	—	—	—	—	—
Share of equity accounted earnings	0.01	0.01	0.03	0.02	0.02	0.01	0.02	0.01

Earnings (loss) from continuing operations	0.27	0.15	(0.04)	0.35	(0.01)	0.33	(0.74)	0.30
Discontinued operations	(0.05)	0.05	—	0.01	0.03	0.08	0.03	0.02

Net earnings (loss)	0.22	0.20	(0.04)	0.36	0.02	0.41	(0.71)	0.32

(1)	Refer to discussion of non-GAAP measures.

(2)	Diluted earnings per share calculations are prior to the Subordinate Voting Share preferential dividend.

(3)	Certain comparative figures have been reclassified for discontinued operations identified in 2007.
Non-GAAP Measures
Extendicare REIT assesses and measures operating results and financial position based on performance measures referred to as “EBITDA”, “continuing health care operations before undernoted”, “Distributable Income”, “Funds from Operations”, “Adjusted Funds from Operations” and “Adjusted Gross Book Value”. These are not measures recognized under GAAP and do not have standardized meanings prescribed by GAAP. These non-GAAP measures are presented in this document because either: (i) management believes that they are a relevant measure of the ability of the REIT to make cash distributions; or (ii) certain ongoing rights and obligations of the REIT may be calculated using these measures. Such non-GAAP measures may differ from similar computations as reported by other issuers and, accordingly, may not be comparable to similarly titled measures as reported by such issuers. They are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
Extendicare REIT — March 2007

Management’s Discussion and Analysis
References to “EBITDA” in this document are to earnings from continuing operations before interest, income taxes, depreciation, amortization, and accretion. In this calculation, the REIT has excluded the line items “loss (gain) on derivative financial instruments” and “loss (gain) from restructuring charges, asset disposals and other items”. These line items are reported separately because they relate to the change in the fair value of, or gains and losses on termination of, interest rate lock, interest rate cap and foreign currency contracts, as well as gains or losses on the disposal or impairment of assets, provisions for restructuring charges, and the write-off of unamortized financing costs on early retirement of debt. These items are reported separately and excluded from EBITDA, because they are transitional in nature and would otherwise distort historical trends. Management believes that certain lenders, investors and analysts use EBITDA to measure a company’s ability to service debt and meet other payment obligations, and as a common valuation measurement in the long-term care industry. For example, certain of EHSI’s debt covenants use EBITDA in their calculations. EBITDA is presented by the REIT on a consistent basis from period to period, thereby allowing for consistent comparability of its operating performance.
In addition, significant income tax items that did not relate to income earned in the current period are reported separately and have been identified as “taxes associated with reorganization”. In the second quarter of 2006, an income tax provision was recorded with respect to the Reorganization and related primarily to withholding taxes on the cumulative undistributed share of earnings of EHSI.
The above line items are calculated on an after-tax basis as a means of deriving the remaining earnings from health care operations and related diluted earnings per unit/share, the results of which are referred to as “continuing health care operations before undernoted”. This is a measure commonly used by the REIT and its investors as a means of assessing the performance of the core operations in comparison to prior periods.
Distributable Income, or DI, is defined by Extendicare REIT’s Deed of Trust as net earnings (loss) of the REIT, on a consolidated basis, as determined in accordance with GAAP, subject to certain adjustments as set out in the REIT’s Deed of Trust. Funds from Operations, or FFO, is defined as net earnings (loss) of the REIT adjusted for non-cash items and other items not representative of the REIT’s operating performance. Adjusted Funds from Operations, or AFFO, is defined as Distributable Income further reduced by maintenance (non-growth) capital expenditures not already reflected in the calculation of Distributable Income. Adjusted Gross Book Value is defined in the REIT’s Deed of Trust, and in general is determined by taking total reported assets at a period in time, adding back accumulated depreciation and amortization and making a one-time adjustment for incremental value of the assets at the effective date of the Arrangement, which adjustment approximates $675.0 million.
The following is a reconciliation of earnings (loss) from continuing health care operations before income taxes to EBITDA for each of the eight most recently completed quarters.

	First Quarter		Second Quarter			Third Quarter		Fourth Quarter
(millions of dollars)	2007	2006	2006		2005	2006	2005	2006	2005

Earnings (loss) from continuing health care operations before income taxes	24.9	13.4	17.9		36.0	(8.4)	35.4	(63.2)	23.1
Add (deduct)
Depreciation and amortization	12.7	12.1	11.9		12.6	12.0	12.5	12.4	11.7
Accretion expense	0.3	0.3	0.3		0.3	0.3	0.3	0.3	0.3
Interest, net	16.2	14.2	14.9		13.0	14.7	13.7	13.7	12.2
Loss (gain) on derivative financial instruments	(1.5)	(0.1)	(0.3)		1.2	16.6	(0.1)	10.3	(0.3)
Loss (gain) from restructuring charges, asset disposals and other items	—	1.9	3.8		(0.8)	12.8	(11.4)	77.0	(2.2)

EBITDA	52.6	41.8	48.4	(2)	62.3	48.0	50.4	50.5	44.8

(1)	Certain comparative figures have been reclassified for discontinued operations identified in 2007.

(2)	Does not add due to rounding.
Extendicare REIT — March 2007

Management’s Discussion and Analysis
Impact of Foreign Currency Translation
The majority of Extendicare’s operations are conducted in the United States, which accounted for 70.0% of continuing revenue in the 2007 first quarter. As a result changes in the exchange rates used to translate the results of the U.S. operations to Canadian dollars can affect the comparison of the consolidated results.
The table below illustrates the changes in the average exchange rates used in translating the U.S. results for the 2007 and 2006 first quarters, and its effect on the 2007 first quarter results.

First Quarter	2007	2006

Average US/Canadian dollar exchange rate	1.1716	1.1547

Impact on 2007 First Quarter (millions of dollars)

Revenue	4.6
EBITDA	0.6
Net earnings	0.2

2007 First Quarter Results

				Change			Change
	Q1		Q1	Q1/07 over		Q4	Q1/07 over
(millions of dollars unless otherwise noted)	2007		2006	Q1/06		2006	Q4/06

Earnings (Loss) from Continuing Health Care Operations
U.S. operations in its functional currency (US$)	13.6		8.6	5.0		(8.9)	22.5
Translation to Canadian dollars	2.3		1.3	1.0		(1.0)	3.3

U.S. operations (C$)	15.9		9.9	6.0		(9.9)	25.8
Canadian operations	2.7		(0.3)	3.0		(42.5)	45.2

	18.6		9.6	9.0		(52.4)	71.0
Share of equity accounted earnings	0.6		0.9	(0.3)		1.5	(0.9)

Earnings (loss) from continuing operations	19.2		10.5	8.7		(50.9)	70.1
Discontinued operations	(3.9)		3.2	(7.1)		2.2	(6.1)

Net earnings (loss)	15.4	(1)	13.7	1.7	(1)	(48.7)	64.1 (1)

Diluted Earnings (Loss) per Unit/Subordinate Voting Share ($)
Earnings (loss) from continuing operations	0.27		0.15			(0.74)
Net earnings (loss)	0.22		0.20			(0.71)

Earnings (Loss) from Continuing Health Care Operations before undernoted
U.S. operations in its functional currency (US$)	12.8		8.4	4.4		14.0	(1.2)

U.S. operations (C$)	15.0		9.7	5.3		16.0	(1.0)
Canadian operations	2.7		1.1	1.6		0.3	2.4

Earnings (Loss) from Continuing Health Care Operations before undernoted	17.8	(1)	10.8	7.0	(1)	16.3	1.5 (1)
Gain (loss) on derivative financial instruments	0.9		0.1	0.8		(6.2)	7.1
Loss from restructuring charges, asset disposals and other items	—		(1.2)	1.2		(62.5)	62.5

Earnings (Loss) from Continuing Health Care Operations	18.6	(1)	9.6 (1)	9.0		(52.4)	71.0 (1)

Average US/Canadian dollar exchange rate	1.1716		1.1547			1.1386

(1)	Does not add due to rounding.
The average exchange rates used to translate the results of the U.S. operations to Canadian dollars were: 1.1716 for the 2007 first quarter, 1.1547 for the 2006 first quarter and 1.1386 for the 2006 fourth quarter. Net earnings for the 2007 first quarter were positively impacted by $0.2 million as a result of applying the higher 2007 average foreign exchange rate versus the 2006 rate on translation of the U.S. operations.
Extendicare REIT — March 2007

Management’s Discussion and Analysis
Earnings from continuing health care operations prior to one-time items were $17.8 million ($0.25 per diluted unit) in the 2007 first quarter compared to $10.8 million ($0.15 per diluted share) in the 2006 first quarter, representing an improvement of $7.0 million. Separately reported one-time items related to the valuation of derivative financial instruments for an after-tax gain of $0.9 million ($0.01 per diluted unit) during the 2007 first quarter compared to $0.1 million in the 2006 first quarter; and an after-tax loss of $1.2 million ($0.01 loss per share) in the 2006 first quarter, primarily from restructuring charges. The REIT’s share of equity earnings from Crown Life were $0.6 million in the 2007 first quarter compared to $0.9 million in the 2006 first quarter. Earnings from continuing operations, after restructuring charges and other one-time items, were $19.2 million ($0.27 per diluted unit) compared to $10.5 million ($0.15 per diluted Subordinate Voting Share) in the 2006 first quarter.
Earnings from continuing U.S. operations were $15.9 million compared to $9.9 million in the 2006 first quarter. Excluding separately reported one-time after-tax gains of $0.9 million and $0.2 million, respectively, earnings from U.S. operations were $15.0 million in the 2007 first quarter compared to $9.7 million in the 2006 first quarter. The improvement of $5.3 million resulted primarily from nursing home funding increases and newly acquired facilities.
Earnings from continuing Canadian operations were $2.7 million in the 2007 first quarter compared to a loss of $0.3 million in the 2006 first quarter. The 2006 first quarter results included a separately reported after-tax charge of $1.4 million for restructuring charges. Excluding these charges, earnings from Canadian operations were $2.7 million compared to $1.1 million in the 2006 first quarter, an improvement of $1.6 million. The core nursing home operations remained relatively stable between periods, with funding improvements offset by higher operating costs. The Reorganization in 2006 resulted in lower general and administrative costs in 2007, which were mostly offset by higher financing costs. As well, the Canadian operations tax provision was lower by approximately $1.4 million as a result of the conversion to a real estate investment trust.
Discontinued operations reported a loss of $3.9 million in the 2007 first quarter compared to earnings of $3.2 million in the 2006 first quarter. The 2006 first quarter included the earnings of ALC that were distributed to shareholders in November 2006. Discontinued operations for the 2007 first quarter included a pre-tax impairment charge of $6.0 million related to an Ohio nursing home that EHSI voluntarily closed due to poor performance. Further details of the components of the results of the discontinued operations are provided in note 5 of the unaudited consolidated financial statements for the three months ended March 31, 2007.
Earnings from continuing health care operations in comparison to the 2006 fourth quarter improved by $71.0 million to $18.6 million from a loss of $52.4 million. The 2006 fourth quarter results included a loss from restructuring charges, derivative financial instruments, asset disposals and other items of $87.3 million, which on an after-tax basis was a loss of $68.7 million. The 2007 first quarter results included an after-tax gain of $0.9 million from derivative financial instruments. Prior to these items, earnings from continuing health care operations were $17.8 million in the 2007 first quarter compared to earnings of $16.3 million in the 2006 fourth quarter, representing an improvement of $1.5 million, primarily due to a favourable tax provision resulting from a book-to-file adjustment of $1.4 million and conversion to a real estate investment trust, and a $0.3 million favourable impact from the foreign exchange rate on translation. Improvements in operations were offset by higher utility costs, two less days in the quarter and higher financing costs due to the Reorganization.
Of the $1.5 million consolidated improvement from the 2006 fourth quarter, $2.4 million was from the Canadian operations primarily due to lower intercompany interest expense with the U.S. operations and income tax savings as a result of the first full quarter as a real estate investment trust. At an EBITDA level the Canadian operations experienced a decline from the 2006 fourth quarter due to normal quarterly trends. A $1.0 million decline from the U.S. operations was primarily due to lower intercompany interest income from the Canadian operations and increased interest costs as a result of the Reorganization. At an EBITDA level the U.S. operations experienced an improvement in earnings due to higher revenue rates, an increase in Medicare census and a lower provision for bad debts.
Revenue
Revenue from continuing operations improved by $35.3 million to $456.8 million in the 2007 first quarter from $421.5 million in the 2006 first quarter. Newly acquired facilities generated revenue of $12.8 million in the 2007 first quarter and $2.8 million in the 2006 first quarter, for a favourable improvement of $10.0 million. Revenue from same-facility operations increased $25.3 million. A weaker Canadian dollar favourably impacted same-facility revenue by $4.6 million and lower prior period settlement adjustments negatively impacted revenue by $1.4 million. Excluding these
Extendicare REIT — March 2007

Management’s Discussion and Analysis
items, revenue improved between periods by $22.1 million, or 5.3% due to funding improvements and higher Medicare patient acuity mix, partially offset by lower Medicaid occupancy.

			Change				Change
	Q1	Q1	Q1/07 over	Change	Q4		Q1/07 over
(millions of dollars unless otherwise noted)	2007	2006	Q1/06	(%)	2006		Q4/06

Revenue
U.S. operations in its functional currency (US$)	272.9	251.9	21.0	8.3	272.0		0.9
Translation to Canadian dollars	46.8	39.0			37.6

U.S. operations (C$)	319.7	290.9	28.8	9.9	309.7	(1)	10.0
Canadian operations	137.1	130.6	6.5	5.0	143.3		(6.2)

	456.8	421.5	35.3	8.4	453.0		3.8

(1) Does not add due to rounding.
Revenue from U.S. operations grew 8.3% in its functional currency to US$272.9 million in the 2007 first quarter compared to US$251.9 million in the 2006 first quarter, representing an increase of US$21.0 million, of which US$8.9 million was from acquired facilities. Acquisitions comprised two Kentucky nursing homes in August 2006 and two Pennsylvania nursing homes in March 2006. Revenue on a same-facility basis increased by US$12.1 million and was impacted by lower prior period settlement adjustments of US$1.1 million. Prior to the prior period settlement adjustments, revenue from same-facility operations increased by US$13.2 million or 5.3%.
The following table provides further details on the change in revenue from same-facility U.S. operations.

(US$ millions)

12.9	—	increase in average nursing home rates (Medicare $4.7 million, Medicaid $4.6 million, and private/other $3.6 million)
(2.4)	—	increase (decrease) in nursing home resident census (Medicaid $(2.3) million, and private/other $(0.1) million)
1.6	—	increase in nursing home resident ancillary services, primarily therapy and rehabilitative services
1.1	—	other revenue

13.2
(1.1)	—	lower prior period revenue adjustments ($0.2 million in 2007 compared to $1.3 million in 2006)

12.1

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

			Change		Change
	Q1	Q1	Q1/07 over	Q4	Q1/07 over
U.S. Nursing Home Operating Statistics	2007	2006	Q1/06 (%)	2006	Q4/06 (%)

Average daily census (same-facility basis)
Medicare	2,379	2,378	—	2,296	3.6
Private/other	1,948	1,954	(0.3)	1,942	0.3
Medicaid	8,188	8,362	(2.1)	8,319	(1.6)

Total	12,515	12,694	(1.4)	12,557	(0.3)

Medicare as a percent of total census (same-facility basis)	19.0	18.7		18.3
Medicaid as a percent of total census (same-facility basis)	65.4	65.9		66.3

Average percentage occupancy (same-facility basis)	90.8	92.6		91.1

Average revenue rate by payor source (US$) (1)
Medicare Part A and B	424.04	398.58	6.4	421.58	0.6
Private/other	239.31	217.44	10.1	227.07	5.4
Medicaid	157.68	150.00	5.1	157.30	0.2
Medicare Part A	387.95	367.64	5.5	382.78	1.4

(1) Excludes prior period settlement adjustments.
Extendicare REIT — March 2007

Management’s Discussion and Analysis
EHSI’s average daily Medicare Part A rate increased 5.5% to US$387.95 in the 2007 first quarter from US$367.64 in the 2006 first quarter. CMS’s annual inflationary rate increase was 3.1% effective October 1, 2006 and the balance of the improvement was attributable to the increase in the acuity care levels of Medicare patients served. For further details, refer to “Significant Developments — Medicare Funding”.
Excluding the impact of the prior period Medicaid settlement adjustments, EHSI’s average Medicaid rate increased 5.1% from the 2006 first quarter. Of this increase, 0.8% was the result of acquisitions of nursing facilities that had higher Medicaid rates than EHSI’s average Medicaid rate. For a number of states, the increase in average Medicaid revenue per resident day was primarily attributable to increases in acuity of care levels and funding for increased state assessment fees and taxes. Without these items, the average Medicaid revenue per resident day increased approximately 2.7%.
Revenue from Canadian operations grew $6.5 million, or 5.0%, in the 2007 first quarter over the 2006 first quarter. Of this improvement, $4.4 million was derived from nursing home operations, and represented funding to enhance resident care. Revenue from home health care operations increased by $1.9 million, or 5.8%, due primarily to funding enhancements resulting from the Caplan Report, which were offset by additional costs. Other revenue from Canadian operations increased by $0.2 million.
EBITDA
Operating, administrative and lease costs from continuing operations increased $24.5 million to $404.2 million in the 2007 first quarter from $379.7 million in the 2006 first quarter. Newly acquired facilities contributed $8.3 million to the increase. Operating, administrative and lease costs from same-facility operations increased $16.2 million, of which labour related costs accounted for $9.0 million, representing a 3.2% increase, and $4.0 million was due to the weaker Canadian dollar.
Labour-related costs from continuing operations represented 73.9% of operating and administrative costs in the 2007 first quarter compared to 74.1% in the 2006 first quarter, and as a percent of revenue, were 64.9% and 66.1%, respectively. Total general and administrative costs were $17.1 million in the 2007 first quarter compared to $20.0 million in the 2006 first quarter, reflecting a decline of $2.9 million primarily due to share-based compensation costs recorded in the 2006 first quarter related to the former stock option plan.
EBITDA from same-facility operations was $50.4 million in the 2007 first quarter compared to $41.3 million in the 2006 first quarter, representing an improvement of $9.1 million, based on the improvements in revenue of $25.3 million partially offset by higher operating, administrative and lease costs of $16.2 million. As a percent of revenue, EBITDA from same-facility operations improved to 11.4% from 9.9% in the 2006 first quarter due to funding improvements, changes in Medicare patient mix, and lower share-based compensation costs.

						Change				Change
	Q1		% of	Q1	% of	Q1/07 over		Change	Q4	Q1/07 over
(millions of dollars unless otherwise noted)	2007		revenue	2006	revenue	Q1/06		(%)	2006	Q4/06

EBITDA
U.S. operations in its functional currency (US$)	35.7		13.1	29.4	11.7	6.3		21.4	33.6	2.1
Translation to Canadian dollars	6.1			4.6					4.6

U.S. operations (C$)	41.8		13.1	34.0	11.7	7.8		22.9	38.2	3.6
Canadian operations	10.9		7.9	7.8	5.9	3.1		39.7	12.3	(1.4)

	52.6	(1)	11.5	41.8	9.9	10.8	(1)	25.8	50.5	2.1	(1)

Average US/Canadian dollar exchange rate	1.1716			1.1547

(1) Does not add due to rounding.
EBITDA from U.S. operations improved US$6.3 million to US$35.7 million in the 2007 first quarter from US$29.4 million in the 2006 first quarter, and as a percent of revenue was 13.1% compared to 11.7% in the 2006 first quarter. Excluding an improvement between periods of US$1.6 million attributable to newly acquired facilities, EBITDA from same-facility operations was US$33.7 million in the 2007 first quarter compared to US$29.0 million in the 2006 first quarter, representing an increase of US$4.7 million, despite lower prior period settlement adjustments of US$1.1 million. Improvements in revenue from same-facility operations of US$12.1 million discussed above were partially offset by higher operating, administrative and lease costs of US$7.4 million, as detailed in the table below.
Extendicare REIT — March 2007

Management’s Discussion and Analysis

(US$ millions)

6.2	—	rise in labour-related costs of 4.1%, which included an average wage rate increase of 5.0% in nursing home operations
0.7	—	increase in provision for bad debts, of which $0.6 million pertained to a managed contract
0.8	—	increase in drug costs
0.4	—	increase in telephone and travel costs
(1.1)	—	decrease in professional fees, fines and penalties
0.4	—	increase in other costs

7.4

Labour-related cost increases were primarily driven by enhancements offered to attract and/or retain therapists, as part of management’s strategy to focus on Medicare rehabilitative residents. Labour costs for the U.S. operations in each of the first quarters of 2007 and 2006 represented 70.4% and 70.1% of operating and administrative costs, and represented 60.7% and 61.3% of revenue, respectively.
EBITDA from U.S. operations in comparison to the 2006 fourth quarter improved by US$2.1 million to US$35.7 million from US$33.6 million. This improvement was due to an increase in revenue rates, higher Medicare census and a lower provision for bad debts, partially offset by higher labour costs, and two less days in the quarter.
EBITDA from Canadian operations was $10.9 million in the 2007 first quarter compared to $7.8 million in the 2006 first quarter, representing an improvement of $3.1 million. The revenue improvement of $6.5 million was partially offset by higher operating, administrative and lease costs of $3.4 million. This improvement was primarily due to lower general and administrative costs, of which lower share-based compensation costs accounted for $2.3 million.
EBITDA from Canadian operations in comparison to the 2006 fourth quarter was lower by $1.4 million from $12.3 million in the 2006 fourth quarter. The comparison of the quarters was impacted by a number of items. Utility costs are typically higher due to seasonality and were $1.4 million greater than in the 2006 fourth quarter. As well, the timing of spending under the nursing and program envelopes fluctuates on a quarterly basis, and resulted in lower EBITDA of $0.4 million in the 2007 first quarter. In addition, the home health care flu program, which is only conducted in the fourth quarter each year, earned $0.3 million in the 2006 fourth quarter. Partially offsetting these unfavourable variances was lower general and administrative costs between quarters.
Depreciation, Amortization and Accretion
Depreciation, amortization and accretion costs were higher by $0.6 million in the 2007 first quarter from the 2006 first quarter primarily due to acquisitions and construction.
Interest
Interest expense, net of interest income, increased $2.0 million in the 2007 first quarter from the 2006 first quarter primarily due to the increase in long-term debt associated with the Reorganization and acquisitions.
Income Taxes
The tax provision from continuing operations was $6.3 million in the 2007 first quarter compared to $3.7 million in the 2006 first quarter. The effective tax rate for the 2007 first quarter was 25.1% compared to 27.9% in the 2006 first quarter. The current tax provision for the 2007 first quarter included a credit in the amount of $1.4 million for a book-to-file adjustment related to withholding tax recorded in 2006. Excluding this item the effective tax rate for the 2007 first quarter would have been 30.9%. The comparative 2006 first quarter tax provision included a credit related to the expiration of certain statutes of limitations of EHSI’s tax liabilities in the amount of $1.0 million.
If Extendicare REIT becomes subject to the SIFT tax as proposed by Bill C-52 effective January 1, 2007, the estimated increase in Canadian taxes payable based on results for the three months ended March 31, 2007 is approximately $1.4 million. For further information on this, refer to the discussion under “Significant Developments — Proposed Canadian Federal Income Tax on Income Trusts”.
Share of Equity Accounted Earnings
The share of equity accounted earnings was $0.6 million in the 2007 first quarter compared to $0.9 million in the 2006 first quarter.
Extendicare REIT — March 2007

Management’s Discussion and Analysis
Liquidity and Capital Resources
Sources and Uses of Cash
At March 31, 2007, the REIT had cash and cash equivalents of $42.9 million compared with $28.1 million at December 31, 2006.

	Q1	Q1
(thousands of dollars unless otherwise noted)	2007	2006

Cash provided by operations, before working capital changes	29,135	29,003
Net change in operating assets and liabilities	1,212	4,670

Cash provided by operations	30,347	33,673
Cash provided by (used in) investment activities	(22,462)	(37,660)
Cash provided by (used in) financing activities	6,926	22,991
Increase in cash and cash equivalents	14,801	19,205
Cash and cash equivalents period end	42,858	41,814

Average US/Canadian dollar exchange rate	1.1716	1.1547

Cash flow provided by operations was $30.3 million in the 2007 first quarter compared to $33.7 million in the 2006 first quarter, with the $3.4 million decline primarily due to changes in working capital items. Cash used in reducing accounts payable in the 2007 first quarter was primarily due to a payment in January 2007 of an amount owing on prior year Medicare settlements of approximately $14.0 million. Cash provided by the change in income taxes payable in the 2007 first quarter was due to a recovery of instalments relating to operations. The income taxes paid in March 2007 associated with the gain on distribution of ALC was reported as financing activity on the cash flow statement. Cash provided by operations includes the cash provided by or used in discontinued operations, and therefore, the 2006 cash amounts include the earnings of ALC.
Cash used in investing activities was $22.5 million in the 2007 first quarter compared to $37.7 million in the 2006 first quarter, and was higher in 2006 primarily due to acquisitions. Acquisition costs of $8.7 million in the 2007 first quarter related to the purchase of a previously leased Ohio nursing facility. Acquisition costs of $28.1 million in the 2006 first quarter related to the purchase of two Pennsylvania nursing homes.
Property and equipment expenditures, excluding acquisitions, were $15.3 million in the 2007 first quarter compared to $13.8 million in the 2006 first quarter. The expenditures in 2006 included those of ALC. The table below breaks out the components of the property and equipment expenditures. Growth expenditures of the REIT relate to the construction of new beds, building improvements or capital costs aimed at earnings growth. The sprinkler project was completed during 2006 and related to the voluntary installation of sprinkler systems in the older homes. The remaining costs are the capital costs to sustain and upgrade existing property and equipment assets. These costs were $6.0 million in the 2007 first quarter compared to $6.8 million in the 2006 first quarter. These expenditures fluctuate on a quarterly basis with timing of projects and seasonality. Management estimates that based on the beds currently operated, facility maintenance costs will be approximately $34.0 million for the year 2007 compared to $32.2 million in 2006. As a percent of revenue from continuing operations, the facility maintenance costs were between 1.8% and 2.1% over the past three years.

	Q1	Q1	Year
(thousands of dollars)	2007	2006	2006

Components of Property and Equipment Expenditures
Components of REIT operations
Growth expenditures	9,323	3,901	28,398
Sprinkler project	—	467	1,125
Facility maintenance	6,020	6,841	32,249

	15,343	11,209	61,772
ALC operations distributed	—	2,614	14,829

Consolidated reported	15,343	13,823	76,601

Average US/Canadian dollar exchange rate	1.1716	1.1547	1.1341

Extendicare REIT — March 2007

Management’s Discussion and Analysis
Net proceeds from dispositions of $2.2 million in the 2007 first quarter and $1.4 million in the 2006 first quarter related to the disposal of U.S. facilities held for sale. Other investment assets generated proceeds of $2.8 million in the 2006 first quarter, primarily from the sale of Omnicare shares.
Cash provided by financing activities was $6.9 million in the 2007 first quarter compared to $23.0 million in the 2006 first quarter. The 2007 first quarter financing activities included the issuance of new long-term debt primarily to finance the March 2007 income taxes owing on the distribution of ALC and to finance acquisitions and construction activity. Distributions made in the 2007 first quarter of $24.8 million included $12.8 million related to distributions declared in 2006 and paid on January 15, 2007. The financing activities in the 2006 first quarter related primarily to the issuance of long-term debt to finance acquisitions.
Capital Structure

	March 31		Dec. 31
(millions of dollars unless otherwise noted)	2007		2006

REIT and Exchangeable LP units	312.7		311.5

Retained Earnings (Deficit)
Balance at beginning of period	(336.6)		202.0
Adjustment due to adoption of new accounting standards	1.2		—
Earnings (loss) for the period	15.4		(35.7)
Purchase of shares in excess of book value	—		(3.4)
Distribution of ALC	—		(476.5)
Unitholder distributions	(19.5)		(13.0)
Shareholder dividends	—		(10.0)

	(339.5)		(336.6)

Accumulated other comprehensive income	6.7		1.4

Unitholders’ (deficiency)	(20.2	)(1)	(23.7)

Long-term debt (including current maturities and excluding deferred financing charges)	992.7		851.2
Adjusted gross book value (AGBV)	2,432.0		2,429.0
Long-term debt as a percent of AGBV	40.8%		35.0%

Number of Units Outstanding (at period end)
REIT Units	60,534,196		59,178,781
Exchangeable LP Units	9,740,437		11,026,222

	70,274,633		70,205,003

US/Canadian dollar exchange rate (at period end)	1.1546		1.1654

(1) Does not add due to rounding.

		Closing
	Number of Units	Market
Unit Information (at April 30, 2007)	Outstanding	Value(1)

REIT Units (TSX symbol: EXE.UN)	60,606,176	$16.88
Exchangeable LP Units	9,705,411	—

	70,311,587

(1)	Per the Toronto Stock Exchange.
The closing rates used to translate assets and liabilities of the U.S. operations were 1.1546 at March 31, 2007, and 1.1654 at December 31, 2006. As a result of the stronger Canadian dollar at the end of March 2007, the assets of the REIT’s U.S. operations declined by approximately $9.1 million and the liabilities declined by approximately $8.5 million, with the net change resulting in a decrease in the foreign currency translation adjustment of $0.6 million included in accumulated other comprehensive income.
Extendicare REIT — March 2007

Management’s Discussion and Analysis
Long-term Debt
Long-term debt, including current maturities, was $971.6 million at March 31, 2007, and was net of $21.2 million of deferred financing costs. Due to a prospective change in accounting policy effective January 1, 2007, deferred financing costs were reclassified from other assets to long-term debt on the balance sheet. The balance of long-term debt excluding deferred financing costs was $992.7 million, and reflected an increase of $141.5 million from $851.2 million at December 31, 2006. In January 2007 ECI issued $26.3 million and EHSI issued $105.4 million (US$90.0 million) of new mortgage financings, and EHSI borrowed $19.9 million (US$17.0 million) on its Credit Facility, which was partially offset by scheduled debt repayments of $2.8 million and a decrease of $7.3 million due to the foreign exchange rate. A description of the new debt issued is provided under the heading “Significant Developments — Financings”. Proceeds of the new debt were used to finance U.S. income taxes owing on the distribution of ALC and for general corporate purposes.
In order for the REIT to meet its monthly distributions, management decided to limit the amount of debt that may be subject to changes in interest rates. As a result, all of the long-term debt outstanding at March 31, 2007, except for the US$17.0 million drawn on the Credit Facility, was at fixed rates. The weighted average interest rate of all long-term debt at March 31, 2007, was approximately 7.0% compared to 7.2% at December 31, 2006.
Extendicare REIT’s financial position continues to be strong, with long-term debt (including current maturities) representing 40.8% of Adjusted Gross Book Value, after adjusting for the entity value adjustment to total assets. AGBV is a non-GAAP term that is defined in the REIT’s Deed of Trust. In general, it is determined by taking total reported assets of the REIT, adding back accumulated depreciation and amortization and making a one-time adjustment in the amount of approximately $675.0 million representing the incremental value of the assets at the effective date of the Arrangement.
The amount available to be borrowed under EHSI’s Credit Facility is the lesser of: (1) 60% of the appraised values of the nursing facilities collateralizing the Credit Facility, or (2) an amount based on the actual net cash flow of these facilities for the last 12 months. The amount available to be borrowed as of March 31, 2007 was US$98.8 million, of which EHSI had US$17.0 million drawn and US$17.6 million securing outstanding letters of credit, leaving the unused portion of the Credit Facility at US$64.2 million as of March 31, 2007.
EHSI was in compliance with all of its respective financial covenants as of March 31, 2007.
Extendicare has a $50.0 million Canadian bank line of credit to support standby letters of credit, primarily to secure pension obligations, which totalled $44.5 million at the end of March 2007. Extendicare had $5.5 million available under its Canadian line of credit at the end of March 2007.
Foreign Currency Forward Contract
In October 2006 EHSI entered into a Foreign Currency Forward Contract to limit the exposure to converting its U.S. cash flow into Canadian dollars for distribution to the REIT unitholders. Under this agreement, for a 36-month period commencing on December 5, 2006, EHSI has locked in the purchase of Canadian dollars at the fixed exchange rate of 1.1141 in exchange for US$4.0 million per month. The Foreign Currency Forward Contract is not designated as a hedging instrument for accounting purposes and, therefore, future market value adjustments on this derivative will be reflected through the statement of earnings. As of March 31, 2007, the fair value of the Foreign Currency Forward Contract was a liability of $3.7 million (US$3.2 million) compared to $5.3 million (US$4.5 million) at December 31, 2006.
Future Liquidity and Capital Resources
Management believes that cash from operations and from anticipated growth, together with available bank credit facilities, will be sufficient for the foreseeable future to support ongoing operations and capital expenditures, service debt obligations and pay declared distributions to unitholders. Property and equipment expenditures, excluding acquisitions, are anticipated to be approximately $97.0 million in 2007, with $63.0 million directed towards organic growth initiatives and the remaining $34.0 million towards sustaining and upgrading existing property and equipment assets.
The completion of the Tendercare acquisition as described under the heading “Subsequent Event” is subject to certain customary regulatory approvals, including approval by the U.S. Department of Housing and Urban Development. Extendicare REIT is working towards closing the transaction by the end of 2007. The transaction is structured to be payable with cash of US$122.5 million plus the assumption of US$80.0 million of debt. Management will determine the optimum financing of the acquisition prior to closing, which may entail the issuance of unsecured debt, convertible debt or an equity offering.
Extendicare REIT — March 2007

Management’s Discussion and Analysis
At March 31, 2007, outstanding capital expenditure commitments for EHSI, totalled $25.5 million (US$22.1 million). Included in EHSI’s outstanding commitments was US$7.0 million related to two expansion projects estimated to cost approximately US$12.6 million, of which US$3.6 million was spent through to March 31, 2007.
At March 31, 2007, EHSI had US$64.2 million available under its Credit Facility and cash on hand of US$2.2 million. The Canadian operations had cash on hand of $39.3 million and available bank lines of $5.5 million.
Management anticipates the final closing of the sale of Crown Life will occur in the 2007 third quarter. The final sale of Crown Life and receipt of funds will enable the REIT to generate a cash flow return on the proceeds received, either through investments or a reduction in debt levels.
Distributions
The current policy of each of the REIT and Extendicare LP is to pay distributions of $0.0925 per REIT Unit and Exchangeable LP Unit, respectively, to the holders thereof on a monthly basis. The declaration and payment of future distributions is subject to the discretion of the Board of Trustees and will be dependent upon a number of factors including results of operations, requirements for capital expenditures and working capital, future financial prospects of the REIT, debt covenants and obligations, and any other factors deemed relevant by the Board of Trustees. If the Trustees determine that it would be in the REIT’s best interests, they may reduce, for any period, the percentage of Distributable Income to be distributed, which will result in corresponding reductions in distributions on Exchangeable LP Units.
Approximately 73% of Extendicare REIT’s distributions in 2006 were characterized as non-taxable returns of capital in Extendicare REIT’s indirect investment in its subsidiaries. Management believes that it is likely that approximately 70% of Extendicare REIT’s distributions in 2007 will also be characterized as non-taxable returns of capital.
In the 2007 first quarter, Extendicare REIT generated Distributable Income of $28.7 million and Adjusted Funds from Operations of $26.2 million. The Board of Trustees of the REIT declared distributions of $0.2775 per unit in the 2007 first quarter, representing $17.9 million in cash and $1.6 million by way of issuing units under a distribution reinvestment plan, to holders of REIT Units and Exchangeable LP Units.
There are a number of factors that affect the quarterly funds generated for distribution that the Board of Trustees takes into consideration in determining the monthly distributions for the year. As discussed under the heading “2007 First Quarter Results” earnings for the 2007 first quarter were favourably impacted by a book-to-file tax adjustment of $1.4 million. New long-term debt of US$90.0 million issued on March 6, 2007 to finance the U.S. taxes owing on the distribution of ALC will result in increased financing costs for the balance of the year. Facility maintenance capital expenditures of $6.0 million, or $0.086 per diluted unit, for the 2007 first quarter, were behind the expected annual run rate $34.0 million, or $0.484 per diluted unit, based on the current level of operations.
As well, the Board considers the Proposals of Bill C-52 in its determination of distributions, as discussed under the heading “Significant Developments — Proposed Canadian Federal Income Tax on Income Trusts”. If the Proposals are enacted, the amount of the current $0.0925 monthly distributions is not expected to decrease. Based on Extendicare REIT’s current structure, operations and current level of return of capital, its understanding of the Proposals and certain assumptions, the estimated increase in tax payable by Extendicare REIT as a result of the Proposals for the three months ended March 31, 2007 would have been approximately $1.4 million, or $0.02 per diluted unit.
Extendicare REIT — March 2007

Management’s Discussion and Analysis
The following tables provide a reconciliation of the net earnings (loss) and cash provided by operations to Funds from Operations, Distributable Income and Adjusted Funds from Operations for the three months ended March 31, 2007, Extendicare REIT’s first full quarter as a real estate investment trust.
Reconciliation of Net Earnings (Loss) to Funds from Operations, Distributable Income and Adjusted Funds from Operations (1)

	Three Months ended March 31, 2007
	Continuing	Discontinued
(thousands of dollars unless otherwise noted)	Operations	Operations	Total

Net earnings (loss)	19,229	(3,863)	15,366
Adjustments:
Depreciation and amortization expense	12,684	104	12,788
Deduct depreciation for furniture, fixtures, equipment and computers	(3,531)		(3,531)
Accretion expense	341	21	362
Gain on derivative financial instruments	(1,497)	—	(1,497)
Loss from asset impairment, disposals and other items	—	5,845	5,845
Current tax provision (recovery) on loss (gain) from derivatives, asset impairment, disposals and other items	757	(2,344)	(1,587)
Future income taxes	(50)	22	(28)
Share of undistributed equity accounted earnings	(580)	—	(580)

Funds from operations, before working capital changes	27,353	(215)	27,138
Amortization of deferred financing costs	1,079	—	1,079
Principal portion of government capital funding payments	510	—	510

Distributable income	28,942	(215)	28,727
Additional maintenance capital expenditures (2)	(2,489)	—	(2,489)

Adjusted funds from operations	26,453	(215)	26,238

Per Diluted Unit ($)
Funds from operations	0.389	—	0.386
Distributable income	0.412	—	0.409
Adjusted funds from operations	0.377	—	0.374
Distributions declared			0.2775

Diluted weighted average number of units (thousands)			70,234

Reconciliation of Cash Provided by Operations to Distributable Income and Adjusted Funds from Operations (1)

(thousands of dollars)	Q1 2007

Cash provided by operations	30,347
Add (deduct):
Net change in operating assets and liabilities	(1,212)
Current tax recovery on loss (gain) from derivatives, asset impairment, disposals and other items	(1,587)
Net provisions and payments for self-insured liabilities	3,705
Depreciation on furniture, fixtures, equipment and computers	(3,531)
Other	495
Principal portion of government capital funding payments	510

Distributable income	28,727
Additional maintenance capital expenditures	(2,489)

Adjusted funds from operations	26,238

(1)	“Funds from operations”, “distributable income” and “adjusted funds from operations” are not recognized measures under GAAP and do not have a standardized meaning prescribed by GAAP. Refer to the discussion of non-GAAP measures.

(2)	Represents total facility maintenance capital expenditures of $6,020 less depreciation for furniture, fixtures, equipment and computers of $3,531 already deducted in determining Distributable Income.
Extendicare REIT — March 2007

Management’s Discussion and Analysis
Contractual Obligations
The table below provides aggregated information about the contractual obligations at March 31, 2007, excluding self-insured liabilities, pension and other retirement benefit obligations. As well, it excludes conditional asset retirement obligations totalling $21.2 million as of March 31, 2007, due to the uncertainty as to the timing of payments to be made under these obligations.

		To the end			After
(millions of dollars)	Total	of 2007	2008 — 2009	2010 — 2011	2011

Canadian Operations
Long-term debt	154.0	4.1	27.4	12.6	109.9
Capital lease obligations	261.1	9.7	25.9	25.9	199.6
Operating lease obligations	7.3	1.4	3.3	2.5	0.1
United States Operations
Long-term debt	708.1	5.3	23.4	679.4	—
Operating lease obligations	46.3	5.9	14.5	11.1	14.8
Purchase obligations	25.5	25.5	—	—	—

In addition to the operating lease amounts identified in the table above, EHSI has made guarantees to Triple S Investment Company (Triple S) for the payment of operating leases by Senior Health Properties — Texas, Inc. (Senior Health — Texas). As well, EHSI remains party to ALC’s master leases with LTC Properties, Inc. (LTC) following the Arrangement. For further details on these commitments, refer to “Off-balance Sheet Arrangements”.
Accrual for Self-insured Liabilities
At March 31, 2007, the accrual for self-insured general and professional liabilities was $55.6 million compared to $59.8 million at the beginning of the year. Claims payments, net of the current period provision, decreased the accrual by $3.7 million in the 2007 first quarter, and the change in the foreign exchange rate decreased it by $0.5 million. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not yet reported. Provisions recorded in the first quarters of 2007 and 2006 for potential general and professional liability claims were $2.3 million and $2.8 million, respectively. The 2007 first quarter provision declined from the 2006 first quarter primarily due to the distribution of ALC in November 2006. Payments for self-insured liabilities during the first quarters of 2007 and 2006 were $6.0 million and $4.5 million, respectively. Payments made for resident care liability claims have been in excess of the current accrual levels because claims related to ceased operations are still being settled, for which provisions were previously recorded. EHSI exited the nursing home markets of the highly litigious States of Florida and Texas in 2000 and 2001, respectively. Payments made for these claims have tapered off, reflecting the wind-down of claims associated with these ceased operations. Exclusive of claims pertaining to these disposed operations, the growth of claims has increased, but within management’s projections. An independent actuarial review was completed as part of the 2006 year-end financial reporting process, which confirmed the adequacy of the balance of the reserves for resident care liability claims as at December 31, 2006. Management estimates that $20.2 million of the accrual for self-insured general and professional liabilities will be paid within the next year. The timing of payments is not directly in management’s control and therefore estimates could change in the future. Management believes Extendicare has provided sufficient reserves as of March 31, 2007 for estimated costs of self-insured liabilities.
Extendicare invests funds to support the accrual for self-insured liabilities. These funds are reported in other assets and totalled $47.1 million at March 31, 2007 compared to $54.7 million at the end of 2006. Most of the risks that Extendicare self-insures are long-term in nature and accordingly, claims payments for any particular policy year occur over a long period of time. Management believes that Extendicare has sufficient cash resources to meet its estimated current claims payment obligations.
Extendicare REIT — March 2007

Management’s Discussion and Analysis
Off-balance Sheet Arrangements
Triple S Leases
EHSI has made guarantees to Triple S for the payment of operating leases by Senior Health —Texas. EHSI leases 12 nursing properties from Triple S that are subleased to Senior Health — Texas. Under the terms of the lease with Triple S, EHSI remains responsible for lease payments and other obligations as defined in the lease agreement. Pursuant to the Triple S lease, EHSI is liable to Triple S should there be any default in the payment of rent by Senior Health — Texas. Senior Health-Texas continues to be current in its payments. The lease commitment to Triple S is US$1.9 million annually until the lease expires on February 28, 2012. In December 2006 EHSI made the decision in conjunction with Triple S to dispose of these facilities, as such they have been reported as discontinued operations.
ALC Master Leases
Both ALC and EHSI are the lessees under lease agreements with LTC (the “Master Leases”), which cover 37 assisted living properties operated by ALC. LTC declined to remove EHSI as a party to the leases following the distribution of ALC. Therefore, EHSI continues to be bound by the terms of the leases, while only ALC has a financial interest in the leased properties. Pursuant to a separation agreement entered into between Extendicare Inc. and ALC (the “Separation Agreement”), ALC has indemnified EHSI against any claims arising as a result of ALC’s non-performance relating to the Master Leases.
The Master Leases provide for an initial 10-year term and three successive 10-year lease terms at the option of the lessee. There are no significant economic penalties if the renewal options are not exercised. The aggregate minimum rental payments for the LTC leases for the calendar years 2007 and 2008 are US$10.2 million and US$10.7 million, respectively. The minimum rent will increase by 2% over the prior year’s minimum rent for each of the calendar years 2009 through 2014. Annual minimum rent during any renewal term will increase by a minimum of 2% over the minimum rent of the immediately preceding year.
Credit and Interest Rates
In order for the REIT to meet its monthly distributions, management decided to limit the amount of debt that may be subject to changes in interest rates. As a result, with the exception of the amount drawn on EHSI’s Credit Facility, all of the long-term debt outstanding at March 31, 2007, was at fixed rates.
The following table presents principal, or notional, amounts and related weighted average interest rates by year of maturity for the REIT’s debt obligations as of March 31, 2007. It incorporates only exposures that existed at that date and does not consider exposures, or positions that could arise subsequently, or future interest rate movements. As a result, the information has limited predictive value. The ultimate results with respect to interest rate fluctuations will depend on the exposures that occur, hedging strategies at the time and interest rate movements.

						After
(thousands of dollars unless otherwise noted)	2007	2008	2009	2010	2011	2011	Total

Canadian Operations
Long-term debt
Fixed rate	4,060	15,916	11,557	6,029	6,563	109,919	154,044
Average interest rate	8.21%	6.91%	7.19%	8.72%	8.77%	8.40%	8.18%
Capital lease obligations
Fixed rate	1,988	2,869	3,103	3,359	3,634	115,661	130,614
Average interest rate	8.01%	8.01%	8.01%	8.01%	8.01%	8.01%	8.01%
United States Operations
Long-term debt
Fixed rate	5,336	1,359	2,402	10,443	569,462	99,436	688,438
Average interest rate	6.82%	6.61%	6.67%	6.67%	6.65%	6.79%	6.67%
Variable rate	—	—	19,628	—	—	—	19,628
Average interest rate	—	—	9.00%	—	—	—	9.00%

Extendicare REIT — March 2007

Management’s Discussion and Analysis
Changes in Accounting Policies
The REIT’s significant accounting policies are set out in note 1 of the audited consolidated financial statements of the REIT’s 2006 Annual Report. During 2007 the REIT adopted the following new accounting policy as a result of new accounting standards, which are more fully described in note 2 of the unaudited consolidated financial statements for the three months ended March 31, 2007.
Financial Instruments, Hedges and Comprehensive Income
Effective January 1, 2007, the REIT adopted three new CICA accounting standards: Section 3855 “Financial Instruments — Recognition and Measurement”; Section 3865 “Hedges”; and Section 1530 “Comprehensive Income”. These accounting standards introduced new requirements for the recognition and measurement of financial instruments, the application of hedge accounting and the reporting of comprehensive income designed to harmonize Canadian accounting standards with U.S. and International Financial Reporting Standards. The new standards require financial assets and liabilities, including derivative financial instruments, to be carried at fair value. The fair values are recognized in opening equity and results for prior periods are not restated. Unrealized gains and losses on financial assets that are designated as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, are recorded as other comprehensive income and form part of unitholders’ equity.
The following reflects the adjustments made on January 1, 2007, and the impact during the quarter to the REIT’s balance sheet to adopt the new requirements.

March 31
(thousands of dollars)	2007

Investments Held for Self-insured Liabilities
Transition adjustment on adoption — unrealized gain on available-for-sale securities	376
Other comprehensive income during the period
Net unrealized gain on available-for-sale securities	37
Reclassification of gain (loss) on available-for-sale securities to earnings	(295)

118

Equity Accounted Investments
Transition adjustment on adoption of financial instruments	5,480
Net change in other comprehensive income during the period
Net unrealized gain on financial instruments	1,476
Net change in foreign currency translation adjustments	(463)

6,493

Deferred financing costs — Transition adjustment on adoption — amortization	(11)

Future Income Tax, Net Asset (Liability)
Transition adjustment on adoption	(127)
Other comprehensive income during the period	91

(36)

Retained Earnings (Deficit)
Transition adjustment on adoption of financial instruments
Amortization of deferred financing costs (net of tax of $4)	(7)
Share of equity accounted investments	1,208

1,201

Extendicare REIT — March 2007

Management’s Discussion and Analysis

March 31
(thousands of dollars)	2007

Accumulated Other Comprehensive Income
Transition adjustment on adoption of financial instruments
Unrealized gain on available-for-sale securities (net of tax of $131)	245
Share of other comprehensive income of equity accounted investments	4,272

4,517
Net change in unrealized gains (losses) on available-for-sale securities	(167)
Net change in equity accounted other comprehensive income	1,013

5,363
Reclassification of foreign currency translation adjustment account	1,417
Net change in foreign currency translation adjustments	(119)

Balance at end of period	6,661

Cash Flow Statements
Effective January 1, 2007, CICA amended Section 1540 “Cash Flow Statements” to modify the disclosure requirements pertaining to cash distributions made in accordance with contractual agreements or relevant constating documents, such as disclosing the terms and conditions in determining the cash distributions made and the extent to which the distributions are non-discretionary.
New Accounting Policies
The following are new accounting policies that have been issued, and will impact the REIT at a future date.
In December 2006 the CICA issued Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation”, which together replace Section 3861 “Financial Instruments — Disclosure and Presentation”. These new standards carry forward unchanged the presentation requirements and revise and enhance the disclosure requirements, such as specific disclosures to be made when an entity defaults or breaches a loan agreement. The new sections are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, with earlier adoption encouraged.
In December 2006 the CICA issued Section 1535 “Capital Disclosures”, which requires, among other things, disclosure of an entity’s objectives, policies, and processes for managing capital, and quantitative data about what the entity regards as capital. Section 3862 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, with earlier adoption encouraged.
Additional Information
Additional information about Extendicare REIT, including the Annual Information Form may be found on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov, and on Extendicare’s website at www.extendicare.com. A copy of this document and other public documents of the REIT are available upon request to the Secretary.
Extendicare REIT — March 2007

Management’s Discussion and Analysis
FORWARD-LOOKING STATEMENTS
Information provided by Extendicare REIT from time to time, including this Interim Report, contains or may contain forward-looking statements concerning anticipated future events, results, circumstances, economic performance or expectations with respect to the REIT and its subsidiaries, including its business operations, business strategy, and financial condition. Forward-looking statements can be identified because they generally contain the words “anticipate”, “believe”, “estimate”, “expect”, “objective”, “project” or a similar expression.
Forward-looking statements reflect management’s beliefs and assumptions and are based on information currently available, and the REIT assumes no obligation to update any forward-looking statement. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the REIT to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in the REIT’s public filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the compliance of the REIT and its subsidiaries with such regulations; changes in government funding levels for health care services; changes in tax laws; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the REIT and its subsidiaries; the ability to maintain and increase census levels; changes in foreign exchange rates; the ability to attract and retain qualified personnel; the availability and terms of capital to fund capital expenditures; changes in competition; and demographic changes.
Given these risks and uncertainties, readers are cautioned not to place undue reliance on the REIT’s forward-looking statements.
Extendicare REIT — March 2007

Extendicare Real Estate Investment Trust
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended
	March 31
(thousands of dollars except per unit/share amounts)	2007	2006

		revised*
Revenue
Nursing and assisted living centres
United States	305,643	278,768
Canada	99,560	95,152
Outpatient therapy — United States	3,254	3,156
Home health — Canada	35,380	33,445
Other	13,007	10,934

	456,844	421,455

Operating expenses	383,924	356,293
Administrative costs	17,070	19,980
Lease costs	3,216	3,412

	404,210	379,685

Earnings before undernoted	52,634	41,770
Depreciation and amortization	12,684	12,082
Accretion expense	341	320
Interest, net	16,195	14,169
Gain on derivative financial instruments (note 11)	(1,497)	(103)
Loss from restructuring charges, asset disposals and other items (note 4)	—	1,921

Earnings from continuing health care operations before income taxes	24,911	13,381

Income taxes
Current	6,312	8,088
Future	(50)	(4,356)

	6,262	3,732

Earnings from continuing health care operations	18,649	9,649
Share of equity accounted earnings (note 9)	580	850

Earnings from continuing operations	19,229	10,499
Earnings (loss) from discontinued operations, net of income taxes (note 5)	(3,863)	3,219

Net earnings	15,366	13,718

Earnings per Unit/Subordinate Voting Share (note 13)
Basic and diluted
Earnings from continuing operations	0.27	0.15
Net earnings	0.22	0.20
Earnings per Multiple Voting Share (note 13)
Basic and diluted
Earnings from continuing operations		0.13
Net earnings		0.18

*	See note 1.
Extendicare REIT — March 2007

Extendicare Real Estate Investment Trust
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31
(thousands of dollars)	2007	2006

Cash Provided by (Used in) Operations
Net earnings	15,366	13,718
Adjustments for:
Depreciation and amortization	12,788	16,970
Provision for self-insured liabilities	2,264	2,771
Payments for self-insured liabilities	(5,969)	(4,513)
Future income taxes	(28)	(1,830)
Undistributed share of earnings from equity investments	(580)	(850)
Gain on derivative financial instruments (note 11)	(1,497)	(103)
Loss from restructuring charges, asset disposals and other items (note 4)	—	1,921
Loss from asset impairment, disposals and other items of discontinued operations (note 5)	5,845	919
Other	946	—

	29,135	29,003
Net change in operating assets and liabilities
Accounts receivable	879	(6,239)
Inventories, supplies and prepaid expenses	(4,864)	(6,170)
Accounts payable and accrued liabilities	(14,561)	15,569
Income taxes	19,758	1,510

	30,347	33,673

Cash Provided by (Used in) Investment Activities
Property and equipment	(15,343)	(13,823)
Acquisitions (note 3)	(8,693)	(28,073)
Net proceeds from dispositions (note 5)	2,228	1,397
Other assets	(654)	2,839

	(22,462)	(37,660)

Cash Provided by (Used in) Financing Activities
Issue of long-term debt	131,695	—
Issue on line of credit	19,917	25,403
Repayment of long-term debt	(2,758)	(2,485)
Decrease in investments held for self-insured liabilities	7,838	6,039
Purchase of shares for cancellation	—	(274)
Distributions/dividends paid	(24,845)	(3,287)
Transaction costs of reorganization (note 4)	—	(2,201)
Financing costs	(3,862)	—
Income taxes paid re the distribution of ALC (note 10)	(120,220)	—
Other	(839)	(204)

	6,926	22,991

Foreign exchange gain (loss) on cash held in foreign currency	(10)	201

Increase in cash and cash equivalents	14,801	19,205
Cash and cash equivalents at beginning of period	28,057	22,609

Cash and cash equivalents at end of period	42,858	41,814

Supplementary Cash Flow Information
Cash interest paid in determination of earnings	15,958	17,491
Cash taxes paid	104,445	6,338
Cash distributions for REIT and Exchangeable LP units are at the discretion of the Board of Trustees.

Supplementary Disclosure of Non-cash Activities
Units issued pursuant to the dividend reinvestment plan	1,136	—

Extendicare REIT — March 2007

Extendicare Real Estate Investment Trust
CONSOLIDATED BALANCE SHEETS

	March 31	December 31
(thousands of dollars)	2007	2006

Assets
Current assets
Cash and short-term investments	42,858	28,057
Accounts receivable, less allowances of $17,705 and $16,684, respectively	202,318	204,741
Income taxes recoverable	4,458	—
Future income tax assets	25,239	25,183
Inventories, supplies and prepaid expenses	24,722	20,048

	299,595	278,029
Property and equipment	726,877	729,274
Goodwill and other intangible assets	81,975	80,648
Other assets (note 6)	122,326	149,449

	1,230,773	1,237,400
Equity accounted investments	84,855	77,782

	1,315,628	1,315,182

Liabilities and Unitholders’ Deficiency
Current liabilities
Accounts payable	31,101	52,583
Accrued liabilities	205,587	207,836
Accrual for self-insured liabilities	20,206	20,395
Current maturities of long-term debt	14,127	13,423
Income taxes payable	—	95,558

	271,021	389,795
Accrual for self-insured liabilities	35,369	39,386
Long-term debt	957,434	837,757
Other long-term liabilities	59,176	59,312
Future income tax liabilities	12,828	12,586

	1,335,828	1,338,836
Unitholders’ deficiency	(20,200)	(23,654)

	1,315,628	1,315,182

Extendicare REIT — March 2007

Extendicare Real Estate Investment Trust
CONSOLIDATED STATEMENTS OF UNITHOLDERS’ (DEFICIENCY)/SHAREHOLDERS’ EQUITY

	Three months ended March 31
(thousands of dollars for amounts)	2007		2006
	Number	Amount	Number	Amount

Unit/Share Capital (note 12)
REIT Units
Issued and outstanding at beginning of period	59,178,781	262,617
Issued pursuant to Distribution Reinvestment Plan	64,274	1,052
Converted from Exchangeable LP Units	1,291,141	5,738

Issued and outstanding at end of period	60,534,196	269,407

Exchangeable LP Units
Issued and outstanding at beginning of period	11,026,222	48,931
Issued pursuant to Distribution Reinvestment Plan	5,356	84
Converted to REIT Units	(1,291,141)	(5,738)

Issued and outstanding at end of period	9,740,437	43,277

Class I Preferred Shares
Cumulative Redeemable, Series 2
Issued and outstanding at beginning of period			88,805	2,219
Purchased pursuant to obligation			(1,600)	(40)

Issued and outstanding at end of period			87,205	2,179

Adjustable Dividend, Series 3
Issued and outstanding at beginning of period			93,310	2,333
Converted to Series 4 shares			(3,400)	(85)

Issued and outstanding at end of period			89,910	2,248

Adjustable Dividend, Series 4
Issued and outstanding at beginning of period			241,240	6,031
Issued on conversion of Series 3 shares			3,400	85

Issued and outstanding at end of period			244,640	6,116

Class II Preferred Shares, Series 1			382,979	6,319

Subordinate Voting Shares
Issued and outstanding at beginning of period			56,018,395	262,258
Issued pursuant to options			64,250	401

Issued and outstanding at end of period			56,082,645	262,659

Multiple Voting Shares
Issued and outstanding at beginning of period			11,791,433	29,340
Purchased pursuant to issuer bid			(13,000)	(32)

Issued and outstanding at end of period			11,778,433	29,308

		312,684		308,829

Contributed surplus — fair value of stock options				420

Retained Earnings (Deficit)
Balance at beginning of period		(336,619)		202,017
Transition adjustment on adoption of financial instruments
Amortization of deferred financing costs (net of tax of $4) (note 2)		(7)		—
Share of equity accounted investments (note 2)		1,208		—
Earnings for the period		15,366		13,718
Purchase of shares in excess of book, net		—		(201)
Distributions/dividends declared		(19,493)		(3,292)

Balance at end of period		(339,545)		212,242

Accumulated Other Comprehensive Income
Balance at beginning of period
Transition adjustment on adoption of financial instruments
Unrealized gain on available-for-sale securities (net of tax of $131) (note 2)		245		—
Share of other comprehensive income of equity accounted investments (note 2)		4,272		—
Reclassification from foreign currency translation adjustments		1,417		(24,372)
Net change in unrealized gains (losses) on available-for-sale securities (net of tax of $91)		(167)		—
Net change in foreign currency translation adjustments (net of tax of nil)		(119)		2,548
Net change in equity accounted other comprehensive income		1,013		—

Balance at end of period		6,661		(21,824)

		(20,200)		499,667

Extendicare REIT — March 2007

Extendicare Real Estate Investment Trust
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	March 31
(thousands of dollars)	2007	2006

Net earnings	15,366	13,718

Other comprehensive income (loss), net of income taxes
Net unrealized gain on available-for-sale securities (net of tax of $13)	24	—
Reclassification of gain (loss) on available-for-sale securities to earnings (net of tax of $104)	(191)	—

	(167)	—

Net change in unrealized foreign currency translation gains (losses) (net of nil tax)	(119)	2,548
Net change in share of equity accounted investment’s other comprehensive income	1,013	—

	894	2,548

Comprehensive income	16,093	16,266

Extendicare REIT — March 2007

Extendicare REIT — Notes to the Unaudited Consolidated Financial Statements
1. Basis of Presentation
The unaudited interim period consolidated financial statements of Extendicare Real Estate Investment Trust (“Extendicare REIT” or the “REIT”) have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include those of Extendicare Inc. (“Extendicare” or the “Company”), an indirect wholly owned subsidiary of Extendicare REIT. Health care operations are conducted through wholly owned subsidiaries, Extendicare Health Services, Inc. and its subsidiaries (collectively “EHSI”) in the United States, and Extendicare (Canada) Inc. and its subsidiaries (collectively “ECI”) in Canada. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated. These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual consolidated financial statements and should be read together with the annual audited consolidated financial statements and the accompanying notes included in Extendicare REIT’s 2006 Annual Report.
Certain comparative figures for the 2006 reported periods have been reclassified to conform to the presentation in 2007 mainly for discontinued operations as described in note 5.
2. Change in Accounting Policy
Effective January 1, 2007, Extendicare adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): Handbook Section 1530, “Comprehensive Income”, Handbook Section 3855, “Financial Instruments — Recognition and Measurement”, and Handbook Section 3865, “Hedges”. Extendicare adopted these standards retroactively without restatement of prior periods.
Comprehensive Income
Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income (OCI). OCI represents changes in unitholders’ equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments, if any. In the first quarter of 2007, the REIT has included in its consolidated financial statements a consolidated statement of comprehensive income for the changes in these items during the first quarter of 2007, while the cumulative changes in OCI are included in accumulated other comprehensive income (AOCI), which is presented as a new category of unitholders’ equity on the consolidated balance sheet.
Financial Instruments — Recognition and Measurement
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated balance sheet when the REIT becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held for trading, available for sale, held to maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified or designated as held for trading. For other financial instruments, transaction costs are capitalized on initial recognition. Financial assets and financial liabilities held for trading are measured at fair value with changes in those fair values recognized in other income. Financial assets held to maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in OCI, net of tax.
Derivative instruments are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated in effective cash flow hedges or hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation. Section 3855 also provides an entity the option to designate a financial instrument as held for trading (the fair value option) on its initial recognition or upon adoption of the standard, even if the financial instrument, other than loans and receivables, was not acquired or incurred principally for the purpose of selling or repurchasing it in the near term. An instrument that is classified as held for trading by way of this fair value option must have reliable fair values.
Extendicare REIT — March 2007

Extendicare REIT — Notes to the Unaudited Consolidated Financial Statements
Hedges
Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item. In a fair value hedging relationship, the carrying value of the hedged item is adjusted for unrealized gains or losses attributable to the hedged risk and recognized in net earnings. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which is also recorded in net earnings. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to net earnings over the remaining term of the original hedging relationship. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in net earnings. When hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to net earnings during the periods when the variability in the cash flows of the hedged item affects net earnings. Gains and losses on derivatives are reclassified immediately to net earnings when the hedged item is sold or early terminated. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net earnings. The amounts previously recognized in AOCI are recognized in net earnings when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment, or reduction in equity of the foreign operation as a result of dividend distributions. Extendicare did not have hedges at December 31, 2006 or in the first quarter of 2007.
Impact of Adoption of Handbook Sections 1530, 3855, 3865
(a)	Upon adoption of these new standards, Extendicare designated its cash and short-term investments as held for trading, which are measured at fair value. Accounts, notes and mortgages receivable were classified as loans and receivables, which are measured at amortized cost. Bank indebtedness, accounts payable, accrued liabilities, long-term debt and capital lease obligations were classified as other financial liabilities, which are measured at amortized cost.

The investments supporting Extendicare’s self-insured general and professional liabilities were categorized as held to maturity and available for sale. The held-to-maturity investments were valued at amortized cost and continue to be valued at amortized cost subsequent to January 1, 2007, therefore there was no impact to Extendicare’s financial statements for held-to-maturity securities. The available-for-sale securities, formerly at amortized cost, were designated as available for sale at January 1, 2007, with the resulting fair value transitional adjustment of $0.2 million disclosed in AOCI, net of tax of $0.1 million. Changes of $0.2 million, net of tax of $0.1 million, representing realized gains and increase in the fair value for available-for-sale securities were reported in OCI in the first quarter of 2007.

(b)	At January 1, 2007, the unamortized cost of deferred financing costs related to the issue of long-term debt was adjusted to use the effective interest rate method to determine amortized cost and resulted in a transitional adjustment to retained earnings of $7,000, net of future tax of $4,000. Deferred financing costs, formerly included in other assets, are now included as part of the carrying value of long-term debt ($21.2 million at March 31, 2007).

(c)	All derivative instruments, including embedded derivatives, are recorded in the statement of earnings at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in earnings unless cash flow hedge accounting is used, in which case changes in fair value are recorded in OCI. Extendicare has elected to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after January 1, 2003. The impact of the change in accounting policy related to embedded derivatives was not material.

Commercial mortgage backed securitization financings of EHSI (the “CMBS Financings”) were determined to contain embedded derivatives for prepayment options that were not closely related to the host debt and therefore, were bifurcated and separately fair valued. The host debt instruments were valued at amortized cost at January 1, 2007 and continue to be valued at amortized cost. The fair values of the prepayment options were determined to be immaterial and have not changed materially from January 1, 2007. Therefore, there is no adjustment to the consolidated financial statements in respect the CMBS Financings. Other mortgages financed since January 1,
Extendicare REIT — March 2007

Extendicare REIT — Notes to the Unaudited Consolidated Financial Statements
2003 also contained prepayment options but were determined to be closely related to the host debt as the exercise price was approximately equal to the debt instrument’s amortized cost and therefore, no adjustment to the consolidated financial statements was required.

Extendicare utilizes foreign currency forward contracts, which are derivatives, to limit the exposure of converting U.S. cash flow into Canadian dollars. These forward contracts are not designated as hedges for accounting purposes and changes in their fair value are recorded in earnings.

(d)	As a transitional adjustment, Extendicare’s foreign currency adjustment account of $1.4 million in unitholders’ equity, representing the accumulated net gain from the translation of its foreign operations, was reclassified to AOCI in unitholders’ equity. Changes to the unrealized foreign currency adjustment account are disclosed in the OCI with comparative figures for the prior first quarter disclosed.

(e)	As required under the new accounting policies for Handbook Sections 1530, 3855, and 3865, Extendicare has included its share of changes to opening retained earnings, AOCI and OCI of its equity accounted investment, Crown Life Insurance Company (Crown Life). Extendicare’s share of transition adjustments for Crown Life increased retained earnings by $1.2 million and increased AOCI by $4.3 million, representing adjustments for available-for- sale investments and hedges of its net foreign investment. Extendicare’s share of Crown Life’s OCI for the quarter was $1.0 million. Extendicare’s investment in Crown Life was increased by $6.5 million as a result of these changes.
3. Acquisitions
On January 5, 2007, EHSI completed the acquisition of a nursing facility (111 beds) that it was leasing in Ohio for cash of $8.7 million (US$7.4 million). Below is the preliminary purchase price allocation. EHSI will complete its valuation of net assets acquired by December 31, 2007. Based on this final valuation, the purchase price allocation for accounting purposes may be adjusted in future periods.

(thousands of dollars)	US$	C$

Property and equipment	5,500	6,449
Goodwill	1,914	2,244

Purchase price	7,414	8,693

4. Loss (Gain) from Restructuring Charges, Asset Disposals and Other Items
For the three months ended March 31, 2006, Extendicare reported a loss of $1.9 million in the statement of earnings as a loss (gain) from restructuring charges, asset disposals and other items. Extendicare incurred pre-tax restructuring charges of $2.2 million, representing advisory and other professional fees related to the start of the reorganization it underwent in 2006. Partly offsetting these costs was a pre-tax gain of $0.3 million (US$0.3 million) in March 2006 from EHSI’s sale of 50,000 of 100,000 shares it held of Omnicare, Inc. for proceeds of $3.5 million (US$3.1 million).
Extendicare REIT — March 2007

Extendicare REIT — Notes to the Unaudited Consolidated Financial Statements
5. Discontinued Operations
The following is a summary of discontinued operations with prior periods revised for operations identified as discontinued in the first quarter of 2007.

	Three months ended
	March 31
(thousands of dollars except per share amounts)	2007	2006

Revenue	2,755	70,411
Operating costs	3,710	50,196
Administrative costs	—	2,856
Lease costs	6	4,289

Earnings (loss) before undernoted	(961)	13,070
Depreciation and amortization	104	4,889
Accretion	21	28
Interest expense, net	—	1,732

Earnings (loss) before the undernoted	(1,086)	6,421

Loss (gain) from asset impairment, disposals and other items
Impairment charges	(5,996)	(2,003)
Recoveries on sale of facilities	151	1,084

	(5,845)	(919)

Earnings (loss) from discontinued operations before income taxes	(6,931)	5,502
Income taxes	3,068	(2,283)

Earnings (loss) from discontinued operations	(3,863)	3,219

Earnings (Loss) per Unit/Subordinate Voting Share
Basic and diluted	(0.05)	0.05

Earnings per Unit/Multiple Voting Share
Basic and diluted		0.05

Ohio Nursing Property
In the 2007 first quarter, due to poor financial performance and regulatory issues of the facility, EHSI decided to close a nursing facility (175 beds) located in Dayton, Ohio and actively pursue the disposition of the property. As a result, EHSI has reclassified the financial results of this facility to discontinued operations and recorded an impairment charge of $6.0 million (US$5.1 million) to reduce the property to its fair value of $0.3 million (US$0.3 million).
Texas and Washington Assisted Living Properties
In the first quarter of 2007, EHSI sold a 60-unit assisted living facility located in San Antonio, Texas for proceeds of $2.2 million (US$1.9 million), resulting in a pre-tax recovery of $0.2 million (US$0.1 million). EHSI had previously closed and reclassified this operation to discontinued operations in the first quarter of 2006 due to poor financial performance and future capital needs. In the 2006 first quarter, EHSI recorded an impairment charge of $2.0 million (US$1.7 million) to reduce the property value to $2.0 million (US$1.8 million).
In addition, during the 2006 first quarter, the lease term for an assisted living facility located in Edmonds, Washington (63 units) ended and EHSI decided to terminate its operations due to poor financial performance. EHSI continued to operate the facility until September 2006 in order to assist the landlord in seeking an alternative operator or buyer of the property. As a result, the financial results of this facility were reclassified to discontinued operations. There was no gain or loss on disposition of the operations and leasehold interest.
ALC Operations
ALC was distributed to the Extendicare shareholders on November 10, 2006 as part of a plan of arrangement (the “Arrangement”) and the results of ALC have been reclassified as discontinued operations.
Minnesota Nursing Properties
One of three Minnesota nursing properties that were reclassified as discontinued operations at the end of December 2005, was sold in the first quarter of 2006 for cash proceeds of $1.4 million (US$1.2 million), resulting in a pre-tax recovery of $1.1 million (US$0.9 million).
Extendicare REIT — March 2007

Extendicare REIT — Notes to the Unaudited Consolidated Financial Statements
Wisconsin Nursing Facility
In December 2005 EHSI sold its Lakeside nursing facility, located in Chippewa Falls, Wisconsin. The facility, which was formerly leased to an operator, was classified as a discontinued operation. For the three months ended March 31, 2006, EHSI incurred a general liability punitive settlement of $1.6 million (US$1.4 million) pertaining to the period that EHSI operated the facility, which was classified as an operating cost in discontinued operations.
6. Other Assets

	March 31	December 31
(thousands of dollars)	2007	2006

Investments held for self-insured liabilities
Held-to-maturity securities, at amortized cost (note 2)	7,119	—
Available-for-sale securities, at fair value (note 2)	39,960	—
Investments, at amortized cost (note 2)	—	54,705
Notes and mortgages receivable	57,476	57,122
Other long-term receivables	7,115	7,180
Deferred charges (note 2)	2,593	21,003
Assets held for sale	8,063	9,439

	122,326	149,449

The investments held for self-insured liabilities have been classified in accordance with Extendicare’s adoption of the new accounting policy on January 1, 2007 for Financial Instruments — Recognition and Measurement as noted in note 2. Also, under this new accounting policy, deferred financing costs are classified as part of the carrying value of long-term debt and prior periods are not restated. Total deferred financing costs included in deferred charges of other assets at December 31, 2006, was $18.6 million.
7. Property and Equipment
At March 31, 2007, outstanding capital expenditure commitments for EHSI, totalled $25.5 million (US$22.1 million). Included in EHSI’s outstanding commitments was US$7.0 million related to two expansion projects estimated to cost approximately US$12.6 million, of which US$3.6 million was spent through March 31, 2007.
8. Goodwill and Other Intangible Assets
As a result of the nursing facility acquisition in the 2007 first quarter, goodwill increased by $2.2 million (US$1.9 million). As at March 31, 2007, intangible assets had a gross carrying value of $11.9 million and accumulative amortization of $11.7 million, for a net book value of $0.2 million. The aggregate amortization expense for each of the three-month periods ended March 31, 2007 and 2006 was $0.1 million and $0.9 million, respectively.
9. Equity Accounted Investments
Extendicare’s share of Crown Life’s earnings for each of the three-month periods ended March 31, 2007 and 2006 was $0.6 million and $1.1 million, respectively. There were no dividends paid in the first quarters of 2007 and 2006.
In 1998 an agreement was made to sell or indemnity reinsure substantially all of Crown Life’s insurance business to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreements provided for the closing of the sale of a significant portion of Crown Life’s business effective January 1, 1999. The agreements between Canada Life and Crown Life and its principal shareholders, HARO Financial Company and Extendicare, also provides that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business or, at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life (the “second closing”). Great-West Lifeco Inc. acquired Canada Life in July 2003, resulting in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction.
On April 24, 2006, the shareholders of Crown Life filed notice with Canada Life to initiate the second closing. This process requires agreement amongst the parties on the valuation of net assets of Crown Life including certain contingent liabilities. The agreements allow for certain issues to be arbitrated, at the request of either a Crown Life shareholder or Canada Life, if agreement is not reached through negotiation. The agreements provide for a holdback from the proceeds on sale to cover an agreed maximum exposure with respect to certain contingent liabilities with such holdback to be released to Crown Life’s shareholders if the liabilities are settled for less than the holdback amount. It is now expected, based on negotiations to date, that instead of a holdback from the proceeds on sale, the shareholders will
Extendicare REIT — March 2007

Extendicare REIT — Notes to the Unaudited Consolidated Financial Statements
each provide a letter of credit to support their indemnity with respect to the maximum exposure with such letter of credit to be reduced as the cost of settling such contingent liabilities is paid by the shareholders or the liabilities are otherwise resolved. It is anticipated that the second closing will be finalized in the third quarter of 2007. However, in view of the process described above, there can be no assurance as to the timing of the finalization of the transaction.
10. Long-term Debt

Canada Mortgage and Housing Corporation (CMHC) Financing for Canadian Properties
On January 19, 2007, ECI completed $26.3 million of CMHC mortgage financing secured by three of its Canadian nursing facilities. The three loans have 10-year terms with weighted average monthly payments amortized over 20-years at 4.67%.
Second Series of CMBS Financing
EHSI completed on March 6, 2007, a second series of CMBS mortgages for US$90.0 million that are due in 2012 and have a fixed interest rate of 6.79%. The mortgages stipulate monthly payments of interest only for the first three years, and thereafter monthly payments of principal and interest based upon a 25-year amortization period. The CMBS mortgages are collateralized by first mortgages on 14 of EHSI’s skilled nursing facilities. EHSI is required to maintain: (1) a consolidated leverage ratio (exclusive of any notes owing to Extendicare REIT and its subsidiaries) of less than 5.5 to 1.0; and (2) a consolidated fixed charge ratio of at least 1.50 to 1.00. The proceeds from the CMBS financing were used to pay current taxes payable of $120.2 million (US$102.2 million) associated with the sale of ALC, which were due in March 2007.
Deferred Financing Costs
Deferred financing costs included as part of long-term debt at March 31, 2007, were $21.2 million. The deferred financing costs are valued at amortized cost using the effective interest rate method. Deferred financing costs of $18.6 million were included in other assets at December 31, 2006. Deferred financing costs increased $3.9 million in the first quarter of 2007 associated with new debt financing, or $2.6 million after amortization of the costs and foreign exchange.
11. Derivative Financial Instruments
For the three months ended March 31, 2007, the revaluation of EHSI’s foreign currency forward contract that commenced December 5, 2006, resulted in an unrealized gain of $1.5 million. The contract locked in the purchase of Canadian dollars at the fixed exchange rate of 1.1141 for US$4.0 million per month for a 36-month term.
For the three months ended March 31, 2006, the valuation of EHSI’s two interest rate cap agreements, which were terminated in October 2006, resulted in a gain of $0.1 million.
12. Unit/Share Capital

Authorized
An unlimited number of REIT Units
An unlimited number of Exchangeable LP Units
Extendicare REIT may issue an unlimited number of trust units (the “REIT Units”). Each REIT Unit is transferable and represents an equal, undivided beneficial interest in the assets of the REIT. Each REIT Unit entitles the holder to one vote at all meetings of unitholders of the REIT. Holders of REIT Units are entitled to receive non-cumulative distributions from the REIT (whether of net income, net realized capital gains or other amounts) if, as and when declared by the Trustees. REIT Units are redeemable upon demand by the Unitholders, and may be purchased by the REIT for cancellation through offers made to, and accepted by, such holders. Otherwise, the REIT Units have no conversion, retraction, redemption or pre-emptive rights.
The Class B limited partnership units (the “Exchangeable LP Units”) issued by Extendicare Limited Partnership are intended, to the greatest extent practicable, to be economically equivalent to REIT Units. Additionally, Exchangeable LP Units are accompanied by special voting units of the REIT that entitle the holder to receive notice of, attend and vote at all meetings of unitholder of the REIT. As a result, they have been treated for accounting purposes as REIT Unit equivalents. They are exchangeable on a one-for-one basis for REIT Units at the option of the holder, and will be automatically exchanged for REIT units on November 10, 2011. Each Exchangeable LP Unit entitles the holder to
Extendicare REIT — March 2007

Extendicare REIT — Notes to the Unaudited Consolidated Financial Statements
receive distributions from Extendicare Limited Partnership that are, to the greatest extent practicable, economically equivalent to the distributions made to holders of REIT Units.
Extendicare REIT — March 2007

Extendicare REIT — Notes to the Unaudited Consolidated Financial Statements
During the 2007 first quarter, 1,291,141 Exchangeable LP Units were exchanged for 1,291,141 REIT Units at the option of the holders.
Distribution Reinvestment Plan
The REIT has implemented a Distribution Reinvestment Plan (DRIP) pursuant to which holders of REIT Units and holders of Exchangeable LP Units who are residents in Canada may elect to reinvest their cash distributions in additional REIT Units or Exchangeable LP Units, as the case may be, on the date of the distribution, at a price equal to 97% of the volume weighted average trading price of the REIT Units on the Toronto Stock Exchange for the five trading days immediately preceding the corresponding date of distribution. During the 2007 first quarter, the REIT issued 64,274 REIT Units at a value of $1.1 million, and Extendicare Limited Partnership issued 5,356 Exchangeable LP Units at a value of $0.1 million in connection with the DRIP.
Other
Prior to the Arrangement, during the first quarter of 2006, Extendicare purchased 13,000 Multiple Voting Shares at a cost of $0.2 million and also purchased 1,600 Class I Preferred Shares, Series 2 at a cost of $39,900 pursuant to the purchase obligation provision. During the first quarter of 2006, Extendicare issued 64,250 Subordinate Voting Shares on exercise of stock options for proceeds of $0.3 million, which after adjusting for tax credits and contributed surplus, increased capital stock by $0.4 million. As a result of these transactions, the carrying value of capital stock increased by $0.3 million and retained earnings was charged with $0.2 million attributable to the cost of purchases in excess of their carrying value.
Prior to the Arrangement, for awards under Extendicare’s Amended and Restated Subordinate Voting Share Option and Tandem SAR Plan (the “Stock Option Plan”) Extendicare accrued compensation expense on a graded vesting basis in the amount by which the quoted market value of the Subordinate Voting Shares exceeded the option price. Changes, in the quoted market value of the Subordinate Voting Shares between the date of grant and the reporting period date result in a change in the measure of compensation for the award. During the three months ended March 31, 2006, Extendicare accrued $3.6 million of compensation expense associated with tandem SARs granted.
13. Earnings per Unit/Share
The calculation of earnings per unit/share is based on net earnings reduced by dividends on preferred shares, and in the first quarter of 2006 reflected the quarterly preferential dividend of $0.025 per share paid to holders of Subordinate Voting Shares. Net earnings remaining after these items was allocated equally to the Subordinate Voting Shares and Multiple Voting Shares in the first quarter of 2006.
Diluted earnings per unit/share, using the treasury stock method, assumes outstanding stock options are exercised at the beginning of the year and REIT units/common shares are purchased at the average market price during the period from the funds derived on the exercise of these outstanding options. Stock options, when applicable in 2006, with a strike price above the average market price for the period were excluded from the calculation of diluted earnings per unit/share as to include them would have increased earnings per unit/share.
Extendicare REIT — March 2007

Extendicare REIT — Notes to the Unaudited Consolidated Financial Statements
The following table reconciles the numerator and denominator of the basic and diluted earnings per unit/share computation.

	Three months ended
(thousands of dollars unless otherwise noted)	March 31
	2007	2006

Numerator for Basic and Diluted Earnings per Unit/Share
Net earnings	15,366	13,718
Dividends on preferred shares	—	(193)

Net earnings after preferred share dividends	15,366	13,525
Subordinate Voting Share preferential dividend	—	(1,402)

Total for basic earnings per share	15,366	12,123
Dilutive Subordinate Voting Share preferential dividend	—	(22)

Total for diluted earnings per unit/share	15,366	12,101

Earnings from continuing operations
Total of net earnings for basic earnings per unit/share	15,366	12,123
Loss (gain) from discontinued operations, net of tax	3,863	(3,219)

Total from continuing operations for basic earnings per unit/share	19,229	8,904
Dilutive Subordinate Voting Share preferential dividend	—	(22)

Total from continuing operations for diluted earnings per unit/share	19,229	8,882

Denominator for Basic and Diluted Earnings per Unit/Share (thousands)
Weighted average number of units/shares:
Units	70,234	—
Subordinate Voting Shares	—	56,062
Multiple Voting Shares	—	11,781

Total for basic earnings per unit/share	70,234	67,843
Dilutive Subordinate Voting Share stock options (1)	—	880

Total for diluted earnings per unit/share	70,234	68,723

Net Earnings per Unit/Share (dollars) (2)
REIT/Exchangeable LP, Subordinate Voting
Basic and diluted	0.22	0.20
Multiple Voting
Basic and diluted		0.18

Earnings from Continuing Operations per Unit/Share (dollars) (2)
REIT/Exchangeable LP, Subordinate Voting
Basic and diluted	0.27	0.15
Multiple Voting
Basic and diluted		0.13

(1) For the three months ended March 31, 2006, there were no stock options excluded from the calculation of dilutive stock options.

(2) After giving effect to the Subordinate Voting Share preferential dividend of $0.025 per share in the three months ended March 31 of 2006.
14. Contingent Liabilities
The REIT and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time or to estimate additional costs that may result.
Extendicare REIT — March 2007

Extendicare REIT — Notes to the Unaudited Consolidated Financial Statements
15. Segmented Information

	Three months ended
(millions of dollars)	March 31			(millions of dollars)	Mar. 31		Dec. 31
	2007		2006		2007		2006

Revenue				Goodwill
United States	319.7		290.9	United States (3)	81.7		80.3

Canada	137.1		130.6	Health Care Assets

	456.8		421.5	United States	863.8		894.9

EBITDA (1)				Canada	367.0		342.5

United States	41.8		34.0		1,230.8		1,237.4
Canada	10.9		7.8	Equity accounted investments	84.9		77.8

	52.6	(2)	41.8	Total consolidated assets	1,315.6	(2)	1,315.2

Earnings (loss) from Continuing Health Care Operations
United States	15.9		9.9
Canada	2.7		(0.3)

	18.6		9.6

(1)	EBITDA refers to earnings before interest, taxes, depreciation, amortization, accretion, loss (gain) on derivative financial instruments, and loss (gain) from restructuring charges, asset disposals and other items.

(2)	Does not add due to rounding.

(3)	The change in goodwill is due to $2.2 million pertaining to an acquisition in the quarter, partly offset by $0.8 million for foreign currency translation of U.S. operations.
16. Employee Future Benefits
The future benefit expense of Extendicare’s defined benefit pension plans for each of the three-month periods ended March 31, 2007 and 2006 was $0.6 million and $0.9 million, respectively.
17. Subsequent Event
On May 9, 2007, EHSI entered into a purchase and sale agreement with the shareholders of Tendercare (Michigan) Inc. and affiliated entities (collectively “Tendercare”), a private nursing home operator in the state of Michigan. Total consideration for the transaction including assumption of debt is expected to be approximately US$202.5 million, prior to working capital. The transaction is structured to be payable with cash of US$122.5 million plus the assumption of US$80 million of debt.
The Tendercare portfolio is comprised of 31 senior care facilities, composed of 29 skilled nursing facilities, one assisted living facility and one rehab hospital representing 3,413 operational beds. As well, Tendercare currently has three skilled nursing facilities under development that will also be acquired by EHSI at cost upon completion.
The completion of the acquisition is subject to certain customary regulatory approvals, including approval by the U.S. Department of Housing and Urban Development. Extendicare REIT is working towards closing the transaction by the end of 2007. Management will determine the optimum financing of the acquisition prior to closing, which may entail the issuance of unsecured debt, convertible debt or an equity offering.
Extendicare REIT — March 2007

Facility Location and Resident Capacity

			Assisted Living and
at March 31, 2007	Nursing Centres		Retirement Centres		Chronic Care Units		Total
	Number of	Resident	Number of	Resident	Number of	Resident	Number of	Resident
By State/Province	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

United States
Pennsylvania	28	3,438	6	247	—	—	34	3,685
Ohio	28	2,861	—	30	—	—	28	2,891
Wisconsin	23	1,960	—	17	—	—	23	1,977
Indiana	19	1,866	—	35	—	—	19	1,901
Kentucky	21	1,822	—	—	—	—	21	1,822
Washington	15	1,618	1	47	—	—	16	1,665
Minnesota	8	1,039	—	—	—	—	8	1,039
Idaho	2	194	—	—	—	—	2	194
Oregon	2	169	—	—	—	—	2	169
Delaware	1	120	—	—	—	—	1	120
West Virginia	1	120	—	—	—	—	1	120

Total United States	148	15,207	7	376	—	—	155	15,583

Canada
Ontario	53	7,911	1	493	1	120	55	8,524
Alberta	13	1,137	—	—	—	—	13	1,137
Saskatchewan	5	654	—	—	—	—	5	654
Manitoba	5	762	—	—	—	—	5	762

Total Canada	76	10,464	1	493	1	120	78	11,077

TOTAL	224	25,671	8	869	1	120	233	26,660

By Type of Ownership
United States
Owned	134	13,630	2	221	—	—	136	13,851
Leased	7	764	—	—	—	—	7	764
Managed	7	813	5	155	—	—	12	968

Total United States	148	15,207	7	376	—	—	155	15,583

Canada
Owned	45	6,083	—	—	—	—	45	6,083
Leased	9	1,155	—	76	—	—	9	1,231
Managed	22	3,226	1	417	1	120	24	3,763

Total Canada	76	10,464	1	493	1	120	78	11,077

TOTAL	224	25,671	8	869	1	120	233	26,660

Extendicare REIT — March 2007

Unitholder Information

Stock Exchange Listing	Transfer Agent
Toronto Stock Exchange (TSX) — EXE.UN	Computershare Investor Services, Inc.
Tel: (800) 564-6253
Fax: (866) 249-7775
email: service@computershare.com
www.computershare.com

Unitholder Inquiries	Investor Relations
Jillian Fountain, Secretary	Christopher Barnes, Manager, Investor Relations
Tel: (905) 470-5534	Tel: (905) 470-5483
Fax: (905) 470-4003	Fax: (905) 470-4003
email: jfountain@extendicare.com	email: cbarnes@extendicare.com
Published Information
Extendicare REIT’s 2006 Annual Report is available for viewing or printing on its website, in addition to news releases, quarterly reports and other filings with the securities commissions.
Printed copies are available upon request to the Secretary.
Visit Extendicare’s website @ www.extendicare.com